**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

**FORM 6-K**

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

_____

For the quarterly period ended June 30, 2007

Commission file number 1- 12874

**TEEKAY CORPORATION**
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X          Form 40- F          _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes          _____          No          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes          _____          No          X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          _____          No          X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____

**TEEKAY CORPORATION AND SUBSIDIARIES**

**REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2007**

**INDEX**

**ITEM 1 -** **FINANCIAL STATEMENTS**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
**Teekay Corporation**

We have reviewed the consolidated balance sheet of Teekay Corporation and subsidiaries as of June 30, 2007, the related consolidated statements of income for the three and six months ended June 30, 2007 and 2006, and the related consolidated statements of cash flows for the six months ended June 30, 2007 and 2006. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with United States generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Teekay Corporation and subsidiaries as of December 31, 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended (not presented herein), and in our report dated March 12, 2007, except for Note 22(c), as to which the date is April 17, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the consolidated balance sheet as of December 31, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada,                                                                                                    /s/ ERNST & YOUNG LLP
July 30, 2007                                                                                                          Chartered Accountants

**TEEKAY CORPORATION AND SUBSIDIARIES**

**UNAUDITED CONSOLIDATED STATEMENTS OF INCOME**
**(in thousands of U.S. dollars, except share and per share amounts)**

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
|---|---|---|---|---|
| **REVENUES** | 577,882 | 422,587 | 1,160,898 | 948,583 |
| | | | | |
| **OPERATING EXPENSES** | | | | |
| Voyage expenses | 135,309 | 111,417 | 258,869 | 245,028 |
| Vessel operating expenses | 108,851 | 51,703 | 206,292 | 104,927 |
| Time-charter hire expense | 101,247 | 94,703 | 199,748 | 199,127 |
| Depreciation and amortization | 68,095 | 50,157 | 147,358 | 100,641 |
| General and administrative | 58,358 | 41,456 | 117,155 | 81,716 |
| Writedown / (gain) on sale of vessels and equipment | (11,613) | 1,650 | (11,613) | 1,043 |
| Restructuring charge | - | 2,579 | - | 4,466 |
| **Total operating expenses** | 460,247 | 353,665 | 917,809 | 736,948 |
| | | | | |
| **Income from vessel operations** | 117,635 | 68,922 | 243,089 | 211,635 |
| | | | | |
| **OTHER ITEMS** | | | | |
| Interest expense | (64,158) | (36,729) | (124,541) | (73,487) |
| Interest income | 23,390 | 13,585 | 39,558 | 25,686 |
| Foreign exchange gain (loss) | 1,214 | (21,804) | (4,674) | (33,268) |
| Minority interest (expense) income | (6,341) | 3,871 | (11,981) | 2,607 |
| Other - net (*note 13*) | 6,671 | (7,452) | 13,335 | (11,076) |
| **Total other items** | (39,224) | (48,529) | (88,303) | (89,538) |
| | | | | |
| **Net income** | 78,411 | 20,393 | 154,786 | 122,097 |
| | | | | |
| **Per common share amounts** | | | | |
| - Basic earnings (*note 16*) | 1.06 | 0.27 | 2.11 | 1.67 |
| - Diluted earnings (*note 16*) | 1.04 | 0.27 | 2.07 | 1.62 |
| - Cash dividends declared | 0.2375 | 0.2075 | 0.4750 | 0.4150 |
| **Weighted average number of common shares** (*note 16*) | | | | |
| - Basic | 73,843,784 | 74,253,710 | 73,488,668 | 73,209,590 |
| - Diluted | 75,310,567 | 75,784,914 | 74,929,991 | 75,509,284 |

*The accompanying notes are an integral part of the unaudited consolidated financial statements.*

# TEEKAY CORPORATION AND SUBSIDIARIES

## UNAUDITED CONSOLIDATED BALANCE SHEETS
### (in thousands of U.S. dollars)

| | As at June 30, 2007 $ | As at December 31, 2006 $ |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash and cash equivalents (*note 8*) | 292,332 | 343,914 |
| Restricted cash - current (*note 9*) | 119,055 | 64,243 |
| Accounts receivable | 210,234 | 191,963 |
| Vessels held for sale | - | 20,754 |
| Net investment in direct financing leases - current | 23,120 | 21,926 |
| Prepaid expenses | 92,641 | 78,495 |
| Other assets | 22,162 | 25,845 |
| **Total current assets** | 759,544 | 747,140 |
| | | |
| Restricted cash (*note 9*) | 650,738 | 615,749 |
| | | |
| **Vessels and equipment** (*note 8*) | | |
| At cost, less accumulated depreciation of $957,691 (December 31, 2006 - $859,014) | 4,251,136 | 4,271,387 |
| Vessels under capital leases, at cost, less accumulated depreciation of $58,190 (December 31, 2006 - $42,609) (*note 9*) | 950,043 | 654,022 |
| Advances on newbuilding contracts (*note 11*) | 429,171 | 382,659 |
| **Total vessels and equipment** | 5,630,350 | 5,308,068 |
| Net investment in direct financing leases | 88,722 | 86,470 |
| Investment in joint ventures (*note 11*) | 125,533 | 124,295 |
| Investment in and advances to OMI Corporation (*note 4*) | 899,894 | - |
| Derivative instruments | 223,729 | 71,399 |
| Deferred income taxes | 106,276 | 3,934 |
| Other assets | 360,412 | 229,144 |
| Intangible assets – net (*note 6*) | 221,296 | 280,559 |
| Goodwill (*note 6*) | 344,233 | 266,718 |
| | | |
| **Total assets** | 9,410,727 | 7,733,476 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable | 65,341 | 69,593 |
| Accrued liabilities | 212,027 | 241,495 |
| Current portion of long-term debt (*note 8*) | 772,040 | 218,281 |
| Current obligation under capital leases (*note 9*) | 34,891 | 150,762 |
| Current portion of in-process revenue contracts (*note 6*) | 72,344 | 93,938 |
| **Total current liabilities** | 1,156,643 | 774,069 |
| | | |
| Long-term debt (*note 8*) | 3,473,399 | 2,943,265 |
| Long-term obligation under capital leases (*note 9*) | 839,940 | 407,375 |
| Derivative instruments | 67,872 | 52,139 |
| Deferred income taxes | 73,252 | 72,393 |
| Asset retirement obligation | 22,042 | 21,215 |
| In-process revenue contracts (*note 6*) | 234,630 | 317,835 |
| Other long-term liabilities | 155,108 | 162,560 |
| **Total liabilities** | 6,022,886 | 4,750,851 |
| Commitments and contingencies (*notes 8, 9, 11 and 15*) | | |
| | | |
| **Minority interest** | 576,604 | 454,403 |
| | | |
| **Stockholders' equity** | | |
| Capital stock (*note 10*) | 619,910 | 588,651 |
| Additional paid-in capital | 8,693 | 8,061 |
| Retained earnings | 2,084,787 | 1,943,397 |
| Accumulated other comprehensive income (loss) (*note 14*) | 97,847 | (11,887) |
| **Total stockholders' equity** | 2,811,237 | 2,528,222 |
| | | |
| **Total liabilities and stockholders' equity** | 9,410,727 | 7,733,476 |

*The accompanying notes are an integral part of the unaudited consolidated financial statements.*

**TEEKAY CORPORATION AND SUBSIDIARIES**

**UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(in thousands of U.S. dollars)**

| | Six Months Ended June 30, 2007 | Six Months Ended June 30, 2006 |
|---|---|---|
| | $ | $ |
| Cash and cash equivalents provided by (used for) | | |
| **OPERATING ACTIVITIES** | | |
| Net income | 154,786 | 122,097 |
| Non-cash items: | | |
| Depreciation and amortization | 147,358 | 100,641 |
| Amortization of in-process revenue contracts | (30,547) | - |
| Writedown / (gain) on sale of vessels and equipment | (11,613) | 1,043 |
| Gain on sale of marketable securities | (6,653) | - |
| Loss on repurchase of bonds | - | 375 |
| Equity loss (net of dividends received: June 30, 2007 – $nil; June 30, 2006 – $2,500) | 3,687 | 2,206 |
| Income tax expense (recovery) | (3,795) | 10,824 |
| Employee stock option compensation | 4,708 | 4,286 |
| Unrealized foreign exchange loss (gain) and other – net | 11,776 | 41,759 |
| Change in non-cash working capital items related to operating activities | (60,028) | (34,710) |
| Expenditures for drydocking | (40,623) | (6,265) |
| Distribution by subsidiaries to minority owners | (16,354) | (10,560) |
| **Net operating cash flow** | 152,702 | 231,696 |
| **FINANCING ACTIVITIES** | | |
| Proceeds from long-term debt | 1,788,245 | 573,142 |
| Capitalized loan costs | (4,382) | (4,109) |
| Scheduled repayments of long-term debt | (27,432) | (10,207) |
| Prepayments of long-term debt | (710,506) | (259,375) |
| Repayments of capital lease obligations | (4,384) | (4,927) |
| Proceeds from loan from joint venture partner | 22,093 | 4,066 |
| Repayment of loan from joint venture partner | (3,643) | - |
| Increase in restricted cash | (79,230) | (430,753) |
| Net proceeds from sale of Teekay LNG Partners L.P. units | 84,186 | - |
| Issuance of common stock upon exercise of stock options | 27,326 | 6,418 |
| Repurchase of common stock | (3,035) | (176,903) |
| Cash dividends paid | (34,897) | (30,606) |
| **Net financing cash flow** | 1,054,341 | (333,254) |
| **INVESTING ACTIVITIES** | | |
| Expenditures for vessels and equipment | (356,104) | (156,801) |
| Proceeds from sale of vessels and equipment | 118,975 | 312,972 |
| Purchase of marketable securities | (28,636) | - |
| Proceeds from sale of marketable securities | 49,059 | - |
| Acquisition of 50% of OMI Corporation | (896,841) | - |
| Advances to joint ventures | (144,270) | - |
| Investment in direct financing leases | (7,530) | (5,177) |
| Repayment of direct financing leases | 10,399 | 9,104 |
| Other investing activities | (3,677) | (8,296) |
| **Net investing cash flow** | (1,258,625) | 151,802 |
| **(Decrease) increase in cash and cash equivalents** | (51,582) | 50,244 |
| Cash and cash equivalents, beginning of the period | 343,914 | 236,984 |
| **Cash and cash equivalents, end of the period** | 292,332 | 287,228 |

Supplemental cash flow information *(note 7)*

*The accompanying notes are an integral part of the unaudited consolidated financial statements.*

**NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS**
**(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)**

1.    **Basis of Presentation**

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles. They include the accounts of Teekay Corporation (or *Teekay*), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the *Company*). Certain information and footnote disclosures required by United States generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the year ended December 31, 2006. In the opinion of management, these financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of those for a full fiscal year.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.    **Segment Reporting**

The Company has four reportable segments: its offshore segment, its fixed-rate tanker segment, its liquefied gas segment, and its spot tanker segment. The Company's offshore segment consists of shuttle tankers, floating production storage and offloading (or *FPSO*) units and floating storage and offtake (or *FSO*) units. The Company's fixed-rate tanker segment consists of conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts. The Company's liquefied gas segment consists of liquefied natural gas (or *LNG*) carriers and liquefied petroleum gas (or *LPG*) carriers. The Company's spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or on short-term, fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

The following tables present results for these segments for the three and six months ended June 30, 2007 and 2006:

| Three months ended June 30, 2007 | Offshore Segment $ | Fixed-Rate Tanker Segment $ | Liquefied Gas Segment $ | Spot Tanker Segment $ | Total $ |
|---|---|---|---|---|---|
| Revenues – external | 236,233 | 45,787 | 38,496 | 257,366 | 577,882 |
| Voyage expenses | 26,064 | 592 | 8 | 108,645 | 135,309 |
| Vessel operating expenses | 74,427 | 11,822 | 7,881 | 14,721 | 108,851 |
| Time-charter hire expense | 39,549 | 3,981 | - | 57,717 | 101,247 |
| Depreciation and amortization | 35,627 | 8,260 | 11,571 | 12,637 | 68,095 |
| General and administrative [1] | 24,627 | 4,522 | 5,489 | 23,720 | 58,358 |
| Gain on sale of vessels | (11,613) | - | - | - | (11,613) |
| Income from vessel operations | 47,552 | 16,610 | 13,547 | 39,926 | 117,635 |
| | | | | | |
| Revenues – intersegment | - | 2,366 | - | - | 2,366 |

| Three months ended June 30, 2006 | Offshore Segment $ | Fixed-Rate Tanker Segment $ | Liquefied Gas Segment $ | Spot Tanker Segment $ | Total $ |
|---|---|---|---|---|---|
| Revenues – external | 133,742 | 43,852 | 23,777 | 221,216 | 422,587 |
| Voyage expenses | 19,113 | 508 | 401 | 91,395 | 111,417 |
| Vessel operating expenses | 22,043 | 10,411 | 5,386 | 13,863 | 51,703 |
| Time-charter hire expense | 40,297 | 4,165 | - | 50,241 | 94,703 |
| Depreciation and amortization | 20,856 | 8,162 | 8,031 | 13,108 | 50,157 |
| General and administrative [1] | 11,316 | 4,279 | 3,657 | 22,204 | 41,456 |
| Writedown / (gain) on sale of vessels and equipment | 1,950 | - | - | (300) | 1,650 |
| Restructuring charge | - | - | - | 2,579 | 2,579 |
| Income from vessel operations | 18,167 | 16,327 | 6,302 | 28,126 | 68,922 |
| | | | | | |
| Revenues – intersegment | - | 1,485 | - | - | 1,485 |

**TEEKAY CORPORATION AND SUBSIDIARIES**

**NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS**
**(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)**

| Six months ended June 30, 2007 | Offshore Segment $ | Fixed-Rate Tanker Segment $ | Liquefied Gas Segment $ | Spot Tanker Segment $ | Total $ |
|---|---|---|---|---|---|
| Revenues – external | 485,108 | 90,376 | 75,973 | 509,441 | 1,160,898 |
| Voyage expenses | 54,790 | 1,152 | 13 | 202,914 | 258,869 |
| Vessel operating expenses | 137,141 | 23,512 | 14,339 | 31,300 | 206,292 |
| Time-charter hire expense | 80,866 | 7,818 | - | 111,064 | 199,748 |
| Depreciation and amortization | 81,349 | 16,728 | 22,365 | 26,916 | 147,358 |
| General and administrative [(1)] | 50,133 | 8,998 | 10,688 | 47,336 | 117,155 |
| Gain on sale of vessels | (11,613) | - | - | - | (11,613) |
| Income from vessel operations | 92,442 | 32,168 | 28,568 | 89,911 | 243,089 |
| | | | | | |
| Revenues – intersegment | - | 4,706 | - | - | 4,706 |

| Six months ended June 30, 2006 | Offshore Segment $ | Fixed-Rate Tanker Segment $ | Liquefied Gas Segment $ | Spot Tanker Segment $ | Total $ |
|---|---|---|---|---|---|
| Revenues – external | 283,715 | 88,290 | 48,735 | 527,843 | 948,583 |
| Voyage expenses | 41,816 | 933 | 405 | 201,874 | 245,028 |
| Vessel operating expenses | 45,442 | 21,355 | 9,619 | 28,511 | 104,927 |
| Time-charter hire expense | 86,066 | 8,317 | - | 104,744 | 199,127 |
| Depreciation and amortization | 42,040 | 16,311 | 15,987 | 26,303 | 100,641 |
| General and administrative[(1)] | 21,747 | 8,133 | 7,292 | 44,544 | 81,716 |
| Writedown / (gain) on sale of vessels and equipment | 1,845 | - | - | (802) | 1,043 |
| Restructuring charge | - | - | - | 4,466 | 4,466 |
| Income from vessel operations | 44,759 | 33,241 | 15,432 | 118,203 | 211,635 |
| | | | | | |
| Revenues – intersegment | - | 2,618 | - | - | 2,618 |

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to amounts presented in the consolidated balance sheets is as follows:

| | As at June 30, 2007 $ | As at December 31, 2006 $ |
|---|---|---|
| Offshore segment | 3,213,785 | 3,081,177 |
| Fixed-rate tanker segment | 689,128 | 678,033 |
| Liquefied gas segment | 2,770,031 | 2,104,525 |
| Spot tanker segment | 1,965,563 | 1,116,145 |
| Cash and restricted cash | 318,729 | 352,607 |
| Accounts receivable and other assets | 453,491 | 400,989 |
| Consolidated total assets | 9,410,727 | 7,733,476 |

**3.     Acquisition of Petrojarl ASA**

During the third quarter of 2006, the Company acquired 43% of the outstanding shares of Petrojarl ASA, which is listed on the Oslo Stock Exchange. Petrojarl is a leading independent operator of FPSO units. As required by Norwegian law, after acquiring 40% of Petrojarl's outstanding shares, on September 18, 2006, the Company launched a mandatory bid for Petrojarl's remaining shares at a price of Norwegian Kroner 70 per share. The mandatory bid expired on October 18, 2006. Shares acquired from the mandatory bid and other shares acquired on the open market during the fourth quarter of 2006 increased the Company's ownership interest in Petrojarl to 65% by December 31, 2006. On December 1, 2006, Petrojarl was renamed Teekay Petrojarl ASA. The total purchase price of $536.8 million was paid in cash and was financed through a combination of bank financing and cash balances.

Petrojarl, based in Trondheim, Norway, has a fleet of four owned FPSO units operating under long-term service contracts in the North Sea. To service these contracts, Petrojarl also charters two shuttle tankers and one FSO unit from the Company. The combination of Petrojarl's offshore engineering expertise and reputation as a quality operator of FPSO units, and Teekay's global marine operations and extensive customer network, positions the Company to competitively pursue new FPSO projects. This has contributed to the recognition of goodwill.

**TEEKAY CORPORATION AND SUBSIDIARIES**

**NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS**
**(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)**

Petrojarl's operating results are reflected in the consolidated financial statements from October 1, 2006, the designated effective date of acquisition. The acquisition of Petrojarl has been accounted for using the purchase method of accounting, based upon estimates of fair value. The estimated fair values of certain assets and liabilities are being determined with the assistance of third party valuation specialists. We expect this work to be completed during the third quarter of 2007. As such, certain of these estimates of fair value are preliminary and are subject to further adjustment. However, the Company has revised its purchase price allocation during the second quarter of 2007 based upon the work completed to date. The effect of this revision was a reduction to income from vessel operations and net income for the second quarter of 2007 of $2.7 million or $0.04 per share.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed by the Company at October 1, 2006 as determined in the fourth quarter of 2006 and the revisions to the purchase price allocation during the second quarter of 2007:

| | Original at October 1, 2006 $ | Revisions $ | Revised at October 1, 2006 $ |
|---|---|---|---|
| **ASSETS** | | | |
| Cash, cash equivalents and short-term restricted cash | 73,238 | - | 73,238 |
| Other current assets | 48,760 | - | 48,760 |
| Vessels and equipment | 1,249,253 | (173,580) | 1,075,673 |
| Other assets – long-term | 21,486 | 101,999 | 123,485 |
| Intangible assets subject to amortization | 49,870 | (49,870) | - |
| Intangible assets not subject to amortization | - | 647 | 647 |
| Goodwill (offshore segment) | 95,465 | 77,514 | 172,979 |
| **Total assets acquired** | 1,538,072 | (43,290) | 1,494,782 |
| **LIABILITIES** | | | |
| Current liabilities | 60,125 | - | 60,125 |
| Long-term debt | 325,000 | - | 325,000 |
| Asset retirement obligation | 20,831 | - | 20,831 |
| In-process revenue contracts | 434,177 | (74,252) | 359,925 |
| Other long-term liabilities | 56,822 | (25,073) | 31,749 |
| **Total liabilities assumed** | 896,955 | (99,325) | 797,630 |
| **Minority interest** | 104,337 | 56,035 | 160,372 |
| **Net assets acquired (cash consideration)** | 536,780 | - | 536,780 |

The following table shows summarized consolidated pro forma financial information for the Company for the six months ended June 30, 2006, giving effect to the acquisition of 65% of the outstanding shares in Petrojarl as if it had taken place on January 1, 2006:

| | Pro Forma Six Months Ended June 30, 2006 $ |
|---|---|
| Revenues | 1,112,209 |
| Net income | 123,528 |
| Earnings per share | |
| - Basic | 1.69 |
| - Diluted | 1.64 |

**4.     Acquisition of 50% of OMI Corporation**

On June 8, 2007, the Company and A/S Dampskibsselskabet TORM (or *TORM*) acquired, through their jointly owned subsidiary Omaha, Inc., all of the outstanding shares of OMI Corporation (or *OMI*). The Company's 50% share of the acquisition price was approximately $0.9 billion, excluding assumed debt of approximately $0.2 billion. The Company funded its portion of the acquisition with a combination of cash, existing revolving credit facilities and a new $700 million credit facility.

OMI is an international owner and operator of tankers, with a fleet aggregating approximately 3.5 million deadweight tonnes and comprised of 13 Suezmax tankers (seven of which it owns and six of which are chartered-in) and 32 product carriers (of which it owns 28 and charters-in four). In addition, OMI has two product carriers under construction, which will be delivered in 2009.

The Company and TORM divided most of OMI's assets equally between the two companies with effect from the beginning of August 2007. The Company acquired seven Suezmax tankers, three Medium Range product tankers and three Handysize product tankers. Teekay also assumed OMI's in-charters of a further six Suezmax tankers and OMI's third party asset management business, the Gemini pool. The Company and TORM will continue to hold two Medium Range product tankers jointly in OMI, as well as two Handysize product tanker newbuildings scheduled to deliver in 2009. The parties intend to divide these remaining assets equally in due course.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

The acquisition of the 50% interest in OMI is being accounted for using the equity method, whereby the investment is carried at the Company's original cost plus its proportionate share of undistributed earnings. The excess carrying value of the Company's investment over the estimated fair value of its share of OMI's net assets of approximately $87.5 million has been accounted for as goodwill. Certain of these estimates of fair value are preliminary and are subject to further adjustment. The Company has accounted for OMI's results using the equity method of accounting for the period of June 1, 2007 to June 30, 2007. The Company will consolidate the vessels acquired from OMI from August 1, 2007.

5.    **Public Offerings**

During December 2006, the Company's subsidiary Teekay Offshore Partners L.P. (or *Teekay Offshore*), completed its initial public offering (or IPO) of 8.1 million common units at a price of $21.00 per unit. During May 2007, the Company's subsidiary Teekay LNG Partners L.P. (or *Teekay LNG*) completed a follow-on public offering by issuing an additional 2.3 million common units at a price of $38.13 per unit (or *Follow-on Offering*). As a result of these offerings, the Company recorded increases to stockholders' equity of $101.8 million and $25.1 million, respectively, which represents the Company's gain from the issuance of units.

The proceeds received from the offerings and the use of those proceeds, are summarized as follows:

|  | Teekay Offshore $ | Teekay LNG $ |
|---|---|---|
| **Proceeds received:** | 169,050 | 87,699 |
| **Use of proceeds from sale of common units:** | | |
| Offering expenses | 13,788 | 3,494 |
| Repayment of debt and general corporate purposes | 155,262 | 84,205 |
|  | 169,050 | 87,699 |

Teekay Offshore is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the offshore oil marine transportation, production, processing and storage sectors. Immediately after the IPO, Teekay Offshore owned 26% of Teekay Offshore Operating L.P. (or *OPCO*), including its 0.01% general partner interest. OPCO owns and operates a fleet of 36 shuttle tankers (including 12 chartered-in vessels), four FSO vessels, and nine conventional Aframax tankers. All of OPCO's vessels operate under long-term, fixed-rate contracts. The Company indirectly owns the remaining 74% of OPCO and 59.75% of Teekay Offshore, including its 2% general partner interest. As a result, the Company effectively owns 89.5% of OPCO. Teekay Offshore also has rights to participate in certain FPSO opportunities involving Petrojarl.

Teekay LNG is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the LNG shipping sector. Teekay LNG provides LNG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies through its fleet of LNG carriers and Suezmax class crude oil tankers. After the closing of the follow-on offering, the Company owned a 63.7% interest in Teekay LNG, including common units, subordinated units and its general partner interest.

In connection with the public offering in May 2005 of Teekay LNG, the Company entered into an omnibus agreement with Teekay LNG, Teekay LNG's general partner and others governing, among other things, when the Company and Teekay LNG may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with the IPO to govern, among other things, when the Company, Teekay LNG and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

6.    **Goodwill, Intangible Assets and In-Process Revenue Contracts**

*Goodwill*

The changes in the carrying amount of goodwill for the six months ended June 30, 2007 for the Company's reporting segments are as follows:

|  | Offshore Segment $ | Fixed-Rate Tanker Segment $ | Liquefied Gas Segment $ | Spot Tanker Segment $ | Other $ | Total $ |
|---|---|---|---|---|---|---|
| Balance as of December 31, 2006 | 226,369 | 3,648 | 35,631 | - | 1,070 | 266,718 |
| Adjustment to Goodwill acquired *(note 3)* | 77,515 | - | - | - | - | 77,515 |
| Balance as of June 30, 2007 | 303,884 | 3,648 | 35,631 | - | 1,070 | 344,233 |

**NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS**
**(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)**

*Intangible Assets*

As at June 30, 2007, the Company's intangible assets consisted of:

| | Weighted-Average Amortization Period (years) | Gross Carrying Amount $ | Accumulated Amortization $ | Net Carrying Amount $ |
|---|---|---|---|---|
| Contracts of affreightment | 10.2 | 124,250 | (63,360) | 60,890 |
| Time-charter contracts | 19.2 | 182,552 | (27,053) | 155,499 |
| Tradenames | - | 647 | - | 647 |
| Intellectual property | 7.0 | 9,588 | (5,328) | 4,260 |
| | 15.3 | 317,037 | (95,741) | 221,296 |

As at December 31, 2006, the Company's intangible assets consisted of:

| | Weighted-Average Amortization Period (years) | Gross Carrying Amount $ | Accumulated Amortization $ | Net Carrying Amount $ |
|---|---|---|---|---|
| Contracts of affreightment | 10.2 | 124,250 | (57,825) | 66,425 |
| Time-charter contracts | 19.2 | 182,552 | (22,488) | 160,064 |
| Customer relationships | 15.3 | 49,870 | (835) | 49,035 |
| Intellectual property | 7.0 | 9,588 | (4,553) | 5,035 |
| | 15.3 | 366,260 | (85,701) | 280,559 |

Aggregate amortization expense of intangible assets for the three and six months ended June 30, 2007 was $3.5 million ($5.7 million – 2006) and $10.0 million ($11.3 million - 2006), respectively. Amortization of intangible assets for the next five years is expected to be $10.9 million (remainder of 2007), $20.7 million (2008), $19.7 million (2009), $17.6 million (2010) and $16.2 million (2011).

*In-Process Revenue Contracts*

As part of the Petrojarl acquisition, the Company assumed certain FPSO service contracts which have terms that are less favourable than the terms that could have been realized in a market transaction at that time. The Company has estimated the fair value of these FPSO contracts and recognized a liability of approximately $359.9 million on the Petrojarl acquisition date. The Company is amortizing this liability over the remaining term of the contracts, on a weighted basis, based on the projected revenue to be earned under the contracts.

Amortization of in-process revenue contracts for the three and six months ended June 30, 2007 was $7.0 million and $30.5 million, respectively. Amortization for the next five years is expected to be $35.9 million (remainder of 2007), $73.2 million (2008), $61.2 million (2009), $56.7 million (2010) and $34.2 million (2011).

7. **Supplemental Cash Flow Information**

   a) Cash interest paid by the Company during the six months ended June 30, 2007 and 2006 totaled approximately $128.9 million and $70.3 million, respectively.

   b) During January and February 2007, the Company took delivery of two leased LNG carriers that are being accounted for as capital leases. The present value of the minimum lease payments for these vessels on delivery was $310.5 million. These transactions were treated as non-cash transactions in the Company's consolidated statement of cash flows.

**TEEKAY CORPORATION AND SUBSIDIARIES**

**NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS**
**(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)**

8.    **Long-Term Debt**

| | June 30, 2007 | December 31, 2006 |
|---|---|---|
| | $ | $ |
| Revolving Credit Facilities | 1,447,000 | 1,448,000 |
| Senior Notes (8.875%) due July 15, 2011 | 262,207 | 262,324 |
| U.S. Dollar-denominated Term Loans due through 2019 | 2,060,886 | 1,004,759 |
| EURO-denominated Term Loans due through 2023 | 417,127 | 411,319 |
| USD-denominated Unsecured Loans | 58,219 | 35,144 |
| | 4,245,439 | 3,161,546 |
| Less current portion | 772,040 | 218,281 |
| Total | 3,473,399 | 2,943,265 |

As at June 30, 2007, the Company had eight long-term revolving credit facilities (or the *Revolvers*) available, which, as at such date, provided for borrowings of up to $2,840.4 million, of which $1,393.4 million was undrawn. Interest payments are based on LIBOR plus margins. At June 30, 2007, the margins ranged between 0.5% and 1.15% and the three-month LIBOR was 5.32%. The amount available under the Revolvers reduces by $110.5 million (2007), $226.0 million (2008), $232.9 million (2009), $240.2 million (2010), $425.5 million (2011) and $1,605.3 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 53 of the Company's vessels, together with other related collateral, and are guaranteed by Teekay or its subsidiaries.

The 8.875% Senior Notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay's existing and future senior unsecured debt and senior to Teekay's existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay's subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries.

The Company has fourteen U.S. Dollar-denominated term loans outstanding, which, as at June 30, 2007, totaled $2,060.9 million, which were used to finance certain vessel newbuildings. Certain of the term loans with a total outstanding principal balance of $516.8 million, as at June 30, 2007, bear interest at a weighted-average fixed rate of 5.08%. Interest payments on the remaining term loans are based on LIBOR plus a margin. At June 30, 2007, the margins ranged between 0.3% and 1.0% and the three-month LIBOR was 5.32%. The term loans reduce in quarterly or semi-annual payments commencing three or six months after delivery of the applicable newbuilding vessel. Eleven of the term loans have bullet or balloon repayments due at maturity. The term loans are collateralized by first-preferred mortgages on 28 of the Company's vessels, together with certain other related collateral. In addition, all but $108.5 million of the outstanding term loans are guaranteed by Teekay or its subsidiaries.

The Company has two Euro-denominated term loans outstanding, which, as at June 30, 2007 totaled 308.0 million Euros ($417.1 million), which were used to finance the acquisition of two vessels. The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At June 30, 2007, the margins ranged between 0.6% and 1.2% and the one-month EURIBOR was 4.12%. The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-preferred mortgages on two of the Company's vessels, together with certain other collateral, and are guaranteed by a subsidiary of Teekay.

The Company has two U.S. Dollar-denominated loans outstanding owing to joint venture partners, which, as at June 30, 2007, totaled $36.0 million and $22.3 million, respectively, including accrued interest. Interest payments on the first loan, which are based on a fixed interest rate of 4.84%, commence February 2008. This loan is repayable on demand no earlier than February 27, 2027. Interest payments on the second loan are based on a fixed interest rate of 6.50%.

Among other matters, our long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants. Certain loan agreements require that a minimum level of free liquidity be maintained. As at June 30, 2007 and December 31, 2006, this amount was $100 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at June 30, 2007 and December 31, 2006, this amount was $247.9 million and $173.4 million, respectively.

**TEEKAY CORPORATION AND SUBSIDIARIES**

**NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS**
**(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)**

9.      **Capital Leases and Restricted Cash**

*Capital Leases*

*Suezmax Tankers.* As at June 30, 2007, the Company was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, the Company is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company. As at June 30, 2007, the remaining commitments under these capital leases, including the purchase obligations, approximated $245.0 million, including imputed interest of $27.1 million, repayable as follows:

| Year | Commitment |
| --- | --- |
| 2007 | $ 12.5 million |
| 2008 | 135.9 million |
| 2009 | 8.5 million |
| 2010 | 88.1 million |

*RasGas II LNG Carriers.* As at June 30, 2007, the Company was a party to 30-year capital lease arrangements for the three LNG carriers that operate under time charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG carrier capital leases include the Company's joint venture partner's 30% share.

Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Payments under the lease arrangements are predicated on the basis of tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments so as to maintain its agreed after-tax margin. However, the Company may terminate the lease arrangements at any time. In the event of a termination of the lease arrangements, the Company would be obliged to pay termination sums to the lessor sufficient to repay the lessor's investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.

At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. The Company's interest rate risk associated with these leases has been hedged with interest rate swap agreements (see Note 15). As at June 30, 2007, the commitments under these capital leases approximated $1,109.1 million, including imputed interest of $640.5 million, repayable as follows:

| Year | Commitment |
| --- | --- |
| 2007 | $ 12.0 million |
| 2008 | $ 24.0 million |
| 2009 | $ 24.0 million |
| 2010 | $ 24.0 million |
| 2011 | $ 24.0 million |
| Thereafter | $ 1,001.1 million |

*Spanish-Flagged LNG Carriers.* As at June 30, 2007, the Company was a party to a capital lease on one LNG carrier, which is structured as a "Spanish tax lease." Under the terms of the Spanish tax lease, the Company will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At the inception of this lease, the implicit interest rate was 5.8%. As at June 30, 2007, the commitments under this capital lease, including the purchase obligation, approximated 165.0 million Euros ($223.5 million), including imputed interest of 26.0 million Euros ($35.1 million), repayable as follows:

| Year | Commitment |
| --- | --- |
| 2007 | 23.3 million Euros ($31.5 million) |
| 2008 | 24.4 million Euros ($33.1 million) |
| 2009 | 25.6 million Euros ($34.7 million) |
| 2010 | 26.9 million Euros ($36.4 million) |
| 2011 | 64.8 million Euros ($87.8 million) |

**TEEKAY CORPORATION AND SUBSIDIARIES**

**NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS**
**(all tabular amounts stated in thousands of U.S. dollars, except share and per share data**

*FPSO Units.* As at June 30, 2007, the Company was a party, as a lessee, to capital leases on one FPSO unit, the *Petrojarl Foinaven,* and the topside production equipment for another FPSO unit, the *Petrojarl Banff*. However, the Company has legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed the Company's liability for making the periodic payments due under the long-term charters (or *Defeased Rental Payments*) and termination payments under the leases.

The Defeased Rental Payments for the *Petrojarl Foinaven* are based on assumed Sterling LIBOR of 8% per annum. If actual interest rates are greater than 8% per annum, the Company receives rental rebates; if actual interest rates are less than 8% per annum, the Company is required to pay rentals in excess of the Defeased Rental Payments. Because interest rates currently are below 8% per annum, the Company has recorded a liability equal to the fair value of the future additional required rental payments, which will be amortized into earnings using the effective interest rate method. As at June 30, 2007, the unamortized liability was $18.4 million.

As is typical for these types of leasing arrangements, the Company has indemnified the lessors for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for fluctuations in actual interest rates from those assumed in the leases.

### Restricted Cash

Under the terms of the capital leases for the four LNG carriers described above, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and a loan from the Company's joint venture partner (see Note 8). The interest rates earned on the deposits approximate the interest rate implicit in the applicable leases.

As at June 30, 2007 and December 31, 2006, the amount of restricted cash on deposit for the three RasGas II LNG carriers was $564.7 million and $481.9 million, respectively. The Company used existing long-term financing arrangements to fund these restricted cash deposits. As at June 30, 2007 and December 31, 2006, the weighted-average interest rate earned on the deposits was 5.4%.

As at June 30, 2007 and December 31, 2006, the amount of restricted cash on deposit for the Spanish-Flagged LNG Carrier was 142.5 million Euros ($193.0 million) and 139.0 million Euros ($183.5 million), respectively. As at June 30, 2007 and December 31, 2006, the weighted-average interest rate earned on these deposits was 5.0%.

The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which cash totaled $12.1 million and $14.5 million as at June 30, 2007 and December 31, 2006, respectively.

10. **Capital Stock**

The authorized capital stock of Teekay at June 30, 2007 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During the six months ended June 30, 2007, the Company issued 1.2 million shares upon the exercise of stock options for proceeds of $27.3 million, and repurchased 60,000 shares for a total cost of $3 million. As at June 30, 2007, Teekay had 73,973,279 shares of Common Stock, and no shares of Preferred Stock issued and outstanding.

During 2005 and June 2006, Teekay announced that its Board of Directors had authorized the repurchase of up to $655 million and $150 million, respectively, of shares of its Common Stock in the open market. As at June 30, 2007, Teekay had repurchased 16,980,100 shares of Common Stock subsequent to such authorizations at an average price of $41.64 per share, for a total cost of $707.1 million. The total remaining share repurchase authorization at June 30, 2007 was approximately $97.9 million.

As at June 30, 2007, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the *Plans*) 6,686,402 shares of Common Stock for issuance upon exercise of options or equity awards granted or to be granted. The options under the Plans have a 10-year term and vest equally over three years from the grant date. All outstanding options expire between May 13, 2008 and May 5, 2017, ten years after the date of each respective grant.

**TEEKAY CORPORATION AND SUBSIDIARIES**

**NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS**
**(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)**

A summary of the Company's stock option activity and related information for the six months ended June 30, 2007 is as follows:

| | Options (000's) # | Weighted-Average Exercise Price $ |
|---|---|---|
| Outstanding at December 31, 2006 | 4,405 | 28.78 |
| Granted | 836 | 51.44 |
| Exercised | (1,186) | 22.83 |
| Forfeited | (54) | 32.45 |
| Outstanding at June 30, 2007 | 4,001 | 35.23 |
| | | |
| Exercisable at June 30, 2007 | 2,298 | 27.30 |

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2007 was $13.72 per option. As at June 30, 2007, the intrinsic value of the outstanding stock options and exercisable stock options was $90.8 million and $70.4 million, respectively.

A summary of the Company's non-vested stock option activity and related information for the six months ended June 30, 2007 is as follows:

| | Options (000's) # | Weighted-Average Grant Date Fair Value $ |
|---|---|---|
| Non-vested at December 31, 2006 | 1,654 | 12.05 |
| Granted | 836 | 13.72 |
| Vested | (752) | 11.84 |
| Forfeited | (36) | 12.50 |
| Non-vested at June 30, 2007 | 1,702 | 12.95 |

As of June 30, 2007, there was $17.6 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans. Recognition of this compensation is expected to be $5.0 million (remainder of 2007), $7.7 million (2008), $4.2 million (2009) and $0.7 million (2010).

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The resulting compensation expense is being amortized over three years using the straight-line method. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 28% in 2007 and 31% in 2006, expected life of five years, dividend yield of 2.0% in 2007 and 2.0% in 2006, and risk-free interest rate of 4.5% in 2007 and 4.8% in 2006.

As at June 30, 2007, the Company had 193,043 remaining restricted stock units outstanding that were awarded in March 2005 as incentive-based compensation. Each restricted stock unit is equal in value to one share of the Company's Common Stock and reinvested dividends from the date of the grant to the vesting of the restricted stock unit. Based on the June 30, 2007 share price of $57.91 per share, these restricted stock units had a notional value of $11.2 million and will vest on November 30, 2007. Upon vesting, 36,152 of the restricted stock units will be paid to the grantees in the form of cash, and 156,891 of the restricted stock units will be paid to the grantees in the form of cash or shares of Teekay's Common Stock, at the election of the grantee. Shares of Teekay's Common Stock issued as payment of the restricted stock units will be purchased in the open market by the Company. During March 2007, 193,544 restricted stock units with a market value of $10.0 million vested and that amount was paid to grantees in cash. During the three and six months ended June 30, 2007, the Company recorded an expense of $1.6 million ($2.1 million – three months ended June 30, 2006) and $6.3 million ($5.0 million – six months ended June 30, 2006), respectively, related to the vested and unvested restricted stock units, which is primarily included in general and administrative expenses.

During the six months ended June 2007, the Company granted 19,040 shares of restricted stock awards with a fair value of $1.0 million, based on the quoted market price, to certain of the Company's Directors. The stock will be released from a forfeiture provision equally over three years from the date of the award.

**TEEKAY CORPORATION AND SUBSIDIARIES**

**NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS**
**(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)**

11.     **Commitments and Contingencies**

**a) Vessels Under Construction**

As at June 30, 2007, the Company was committed to the construction of two Aframax tankers, ten Suezmax tankers, three LPG carriers and two shuttle tankers scheduled for delivery between January 2008 and October 2010, at a total cost of approximately $1.1 billion, excluding capitalized interest. As at June 30, 2007, payments made towards these commitments totaled $242.7 million, excluding $16.8 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for $798.2 million of the unpaid cost of these vessels. The Company intends to finance the remaining amount of $96.0 million through incremental debt or surplus cash balances, or a combination thereof. As at June 30, 2007, the remaining payments required to be made under these newbuilding contracts were $43.7 million in 2007, $482.8 million in 2008, $184.2 million in 2009 and $183.6 million in 2010.

As at June 30, 2007, the Company was committed to the construction of two LNG carriers scheduled for delivery in November 2008 and January 2009. The Company has entered into these transactions with a joint venture partner who has taken a 30% interest in the vessels and related long-term, fixed-rate time charter contracts. All amounts below include the joint venture partner's 30% share. The total cost of these LNG carriers is approximately $376.9 million, excluding capitalized interest. As at June 30, 2007, payments made towards these commitments totaled $156.0 million, excluding $12.8 million of capitalized interest and other miscellaneous construction costs and long-term financing arrangements existed for the remaining $220.9 million unpaid cost of these LNG carriers. As at June 30, 2007, the remaining payments required to be made under these contracts were $109.7 million in 2007, $75.1 million in 2008 and $36.1 million in 2009. Upon delivery, these two LNG carriers will be subject to 20-year, fixed-rate time charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire the Company's ownership interest in these two vessels and related charter contracts upon delivery of the first LNG carrier. The purchase price, which is dependent upon the total construction costs of the vessels, is estimated to be approximately $61.0 million.

**b) Vessel Purchases and Conversions**

In September 2006, the Company was awarded a two-year contract by Petroleo Brasileiro S.A. (or Petrobras), beginning 2008, to supply an FPSO unit for the Siri project in Brazil. Petrobras has options to extend the contract up to an additional year. In connection with this contract, the Company acquired a 1981-built single hull tanker, which will be converted to an FPSO unit during 2007. The conversion costs are estimated to be $140.0 million. As of June 30, 2007, the Company had paid $84.0 million of such amount and long-term financing arrangements existed for $56.0 million of the unpaid cost.

In June 2007, the Company exercised its option to purchase a 2001-built shuttle tanker, which is currently part of the Company's in-chartered shuttle tanker fleet. The vessel is expected to be delivered in January 2008. The purchase commitment for this vessel is $41.7 million, which will be financed through one of the Company's Revolvers and surplus cash balances.

**c) Joint Ventures**

In August 2005, the Company announced that it had been awarded long-term fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or *RasGas 3*), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options to extend up to an additional 10 years), scheduled to commence in the first half of 2008. The Company has entered into these transactions with its joint venture partner, Qatar Petroleum, which has taken a 60% interest in the vessels and time charters. In connection with this award, the joint venture has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which the Company's 40% portion is $400.7 million), excluding capitalized interest. As at June 30, 2007, payments made towards these commitments by the joint venture company totaled $701.6 million (of which the Company's 40% contribution was $280.6 million), excluding capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all of the remaining $300.1 million unpaid cost of these LNG carriers. As at June 30, 2007, the remaining payments required to be made under these newbuilding contracts (including the joint venture partners' 60% share) were $99.7 million in 2007 and $200.3 million in 2008. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire the Company's ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier. The purchase price, which is dependent upon the total construction costs of the vessels, is estimated to be $82.0 million.

**TEEKAY CORPORATION AND SUBSIDIARIES**

**NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS**
**(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)**

**d) Long-Term Incentive Program**

In 2005, the Company adopted the Vision Incentive Plan (or the *VIP*) to reward exceptional corporate performance and shareholder returns. This plan will result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010 (or the *Economic Profit*); and (b) market value added from 2001 to 2010 (or the *MVA*). The Plan terminates on December 31, 2010. Under the VIP, the Economic Profit is the difference between the Company's annual return on invested capital and its weighted-average cost of capital multiplied by its average invested capital employed during the year, and MVA is the amount by which the average market value of the Company for the preceding 18 months exceeds the average book value of the Company for the same period.

In 2008, if the VIP's award pool has a cumulative positive balance based on the Economic Profit contributions for the preceding three years, an interim distribution may be made to participants in an amount not greater than half of the award pool. In 2011, the balance of the VIP award pool will be distributed to the participants. Fifty percent of any distribution from the award pool, in each of 2008 and 2011, must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.

The Economic Profit contributions added to the award pool each quarter are accrued when incurred. The estimated MVA contributions are accrued on a straight-line basis from the date of plan approval, which was March 9, 2005, until December 31, 2010. Any subsequent increases or decreases to the MVA contribution are accrued on a straight-line basis until December 31, 2010. During the three and six months ended June 30, 2007, the Company accrued $2.4 million ($2.8 million – 2006) and $3.9 million ($6.7 million – 2006), respectively, of VIP contributions, which are included in general and administrative expenses.

**e) Other**

The Company has entered into indemnification agreements with certain of its officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure for certain indemnification agreements and may enable the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

12.     **Vessel Sales**

a)   During April 2007, the Company sold two Aframax tankers from its spot tanker segment and chartered them back under bareboat charters for a period of five years.  The Company realized a gain of $26.6 million, which has been deferred and will be amortized over the term of the bareboat charter.

b)   During May 2007, the Company sold a 1987-built shuttle tanker and certain equipment, resulting in a gain of $11.6 million.

13.     **Other – net**

|  | Three Months Ended | | Six Months Ended | |
|---|---|---|---|---|
|  | June 30, 2007 $ | June 30, 2006 $ | June 30, 2007 $ | June 30, 2006 $ |
| Equity income (loss) from joint ventures | (2,092) | (851) | (3,687) | 294 |
| Loss on bond redemption | - | - | - | (375) |
| Income tax recovery (expense) | (287) | (7,040) | 3,795 | (10,824) |
| Loss on expiry of options to construct LNG carriers | - | (3,000) | - | (6,102) |
| Gain on sale of marketable securities | 4,836 | - | 6,653 | - |
| Miscellaneous | 4,214 | 3,439 | 6,574 | 5,931 |
| Other – net | 6,671 | (7,452) | 13,335 | (11,076) |

**TEEKAY CORPORATION AND SUBSIDIARIES**

**NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS**
**(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)**

**14.  Comprehensive Income**

|  | Three Months Ended | | Six Months Ended | |
|---|---|---|---|---|
|  | June 30, 2007 $ | June 30, 2006 $ | June 30, 2007 $ | June 30, 2006 $ |
| Net income | 78,411 | 20,393 | 154,786 | 122,097 |
| Other comprehensive income: | | | | |
| Unrealized gain on marketable securities | 2,858 | 2,332 | 10,711 | 4,597 |
| Unrealized gain on derivative instruments | 102,650 | 40,648 | 116,510 | 105,158 |
| Reclassification adjustment for gain on derivative instruments included in net income | (9,075) | (465) | (10,834) | (1,434) |
| Reclassification adjustment for gain on sale of marketable securities included in net income | (4,836) | - | (6,653) | - |
| Comprehensive income | 170,008 | 62,908 | 264,520 | 230,418 |

As at June 30, 2007 and December 31, 2006, the Company's accumulated other comprehensive income (loss) consisted of the following components:

|  | June 30, 2007 $ | December 31, 2006 $ |
|---|---|---|
| Unrealized gain (loss) on derivative instruments | 88,189 | (17,487) |
| Unrealized gain on marketable securities | 9,658 | 5,600 |
|  | 97,847 | (11,887) |

**15.  Derivative Instruments and Hedging Activities**

**a) Cash Flow Hedges**

With the exception of freight forward agreements, the Company uses derivatives only for hedging purposes. The following summarizes the Company's risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot market rates for vessels and bunker fuel prices.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. As at June 30, 2007, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 2,484.1 million, Canadian Dollars 11.0 million, Euros 24.0 million, Australian Dollars 3.0 million, British Pounds 34.3 million and Singapore Dollars 6.7 million for U.S. Dollars at an average rate of Norwegian Kroner 6.27 per U.S. Dollar, Canadian Dollar 1.17 per U.S. Dollar, Euro 0.75 per U.S. Dollar, Australian Dollar 1.41 per U.S. Dollar, British Pound 0.52 per U.S. Dollar and Singapore Dollar 1.53 per U.S. Dollar, respectively. The foreign exchange forward contracts mature as follows: $280.2 million in 2007; $181.8 million in 2008; $40.7 million in 2009; and $6.9 million in 2010. In addition, certain of the Company's forward contracts obligate the Company to enter into forward purchase contracts for approximately Norwegian Kroner 90.0 million at a rate of 6.34 Norwegian Kroner per U.S. Dollar at the discretion of the counterparty during 2008.

As at June 30, 2007, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company's floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

|  | Interest Rate Index | Principal Amount $ | Fair Value / Carrying Amount of Asset / (Liability) $ | Weighted-Average Remaining Term (years) | Fixed Interest Rate (%) [1] |
|---|---|---|---|---|---|
| **LIBOR-Based Debt:** | | | | | |
| U.S. Dollar-denominated interest rate swaps [2] | LIBOR | 525,032 | 46,549 | 29.6 | 4.9 |
| U.S. Dollar-denominated interest rate swaps | LIBOR | 2,575,677 | 69,222 | 8.6 | 5.1 |
| U.S. Dollar-denominated interest rate swaps [3] | LIBOR | 1,049,536 | 33,147 | 10.8 | 5.0 |
| **LIBOR-Based Restricted Cash Deposits:** | | | | | |
| U.S. Dollar-denominated interest rate swaps [2] | LIBOR | 484,042 | (57,169) | 29.6 | 4.8 |
| **EURIBOR-Based Debt:** | | | | | |
| Euro-denominated interest rate swaps [4] [5] | EURIBOR | 417,127 | 35,761 | 17.0 | 3.8 |

_____
(1)  Excludes the margin the Company pays on its variable-rate debt, which as of June 30, 2007 ranged from 0.3% to 1.2%.

**TEEKAY CORPORATION AND SUBSIDIARIES**

**NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS**
**(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)**

(2)  Principal amount reduces quarterly.

(3)  Commencement dates of swaps are 2007 ($365.0 million), 2008 ($151.0 million), 2009 ($333.5 million) and 2010 ($200.0 million).

(4)  Principal amount reduces monthly to 70.1 million Euros ($94.9 million) by the maturity dates of the swap agreements.

(5)  Principal amount is the U.S. Dollar equivalent of 308.0 million Euros.

During May 2006, the Company sold two swaptions for $2.4 million which will be amortized into earnings over the term of the swaptions. These options, if exercised by the holders, will obligate the Company to enter into interest rate swap agreements whereby certain of the Company's floating-rate debt will be swapped with fixed-rate obligations, under the following terms:

| Interest Rate Index | Principal Amount [(1)] $ | Start Date | Remaining Term (years) | Fixed Interest Rate (%) |
|---|---|---|---|---|
| LIBOR | 150,000 | August 31, 2009 | 12.0 | 4.3 |
| LIBOR | 122,396 | August 15, 2007 | 11.7 | 4.0 |

_____

(1)  Principal amount reduces $5.0 million semi-annually ($150.0 million) and $2.6 million quarterly ($122.4 million).

The Company hedges certain of its revenues through the use of forward freight agreements (FFAs). FFAs involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of the Company's exposure to the spot market rates. As at June 30, 2007, the Company was committed to FFAs totalling 1.2 million metric tonnes with a notional principal amount of $18.6 million. The FFAs expire between July 2007 and December 2008.

The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at June 30, 2007, the Company was committed to contracts totalling 27,238 metric tonnes with a weighted-average price of $286.0 per tonne. The fuel swap contracts expire between July and December 2007.

The Company is exposed to credit loss in the event of non-performance by the counter-parties to the foreign exchange forward contracts, interest rate swap agreements, forward freight agreements and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counter-parties.

To the extent the hedges are effective, changes in the fair value of the Company's derivatives are recognized in other comprehensive income. The ineffective portion of these derivative instruments is presented as interest expense and other (loss) income, respectively.  During the six months ended June 30, 2007, the Company recognized a net gain of $1.3 million ($0.2 million gain – 2006), relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts. The ineffective portion during the three months ended June 30, 2007 was a net gain of $1.2 million (nominal – 2006).

**b)  Other Derivatives**

Commencing 2007, the Company has used FFAs in non-hedge related transactions to increase or decrease its exposure to spot market rates, within strictly defined limits. Historically, the Company has used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decrease this exposure. The Company believes that it can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at June 30, 2007, the Company was committed to non-hedge related FFAs totalling 4.5 million metric tonnes with a notional principal amount of $32.1 million. The FFAs expire between July 2007 and December 2008.

**NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS**
**(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)**

16.    **Earnings Per Share**

| | Three Months Ended | | Six Months Ended | |
|---|---|---|---|---|
| | June 30, 2007 $ | June 30, 2006 $ | June 30, 2007 $ | June 30, 2006 $ |
| Net income available for common stockholders | 78,411 | 20,393 | 154,786 | 122,097 |
| | | | | |
| Weighted-average number of common shares | 73,843,784 | 74,253,710 | 73,488,668 | 73,209,590 |
| Dilutive effect of employee stock options and restricted stock awards | 1,466,783 | 1,531,204 | 1,441,323 | 1,576,516 |
| Dilutive effect of Equity Units | - | - | - | 723,178 |
| Common stock and common stock equivalents | 75,310,567 | 75,784,914 | 74,929,991 | 75,509,284 |
| | | | | |
| Earnings per common share: | | | | |
| - Basic | 1.06 | 0.27 | 2.11 | 1.67 |
| - Diluted | 1.04 | 0.27 | 2.07 | 1.62 |

For the three and six months ended June 30, 2007, the anti-dilutive effect of 0.8 million shares and 1.1 million shares, respectively, attributable to outstanding stock options was excluded from the calculations of diluted earnings per share. For both the three and six months ended June 30, 2006, the anti-dilutive effect of 1.6 million shares attributable to outstanding stock options was excluded from the calculations of diluted earnings per share.

17.    **Change in Accounting Policy**

In July 2006, the Financial Accounting Standards Board (or *FASB*) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (or *FIN 48*). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.

The Company adopted FIN 48 as of January 1, 2007. As a result of this implementation, the Company recognized a $1.2 million increase to its current tax liabilities and a $1.2 million decrease to retained earnings. As of January 1, 2007 and June 30, 2007, the Company did not have any material accrued interest and penalties relating to income taxes.

As of January 1, 2007 and June 30, 2007, the Company had unrecognized tax benefits of 3.4 million Euro ($4.6 million) relating to a re-investment tax credit in one of its 2005 annual tax filings. This filing is currently under review by the relevant tax authorities and thus the Company expects the uncertainty surrounding this tax credit to be resolved within the next twelve months. If the tax credit is approved, the Company will receive a refund for the amount of the credit which will be reflected as a tax recovery in the period of approval.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2003 through 2006 remain open to examination by the major taxing jurisdictions to which the Company is subject.

18.    **Other information**

On April 17, 2007, the Company announced its intention to create a new publicly-listed entity for its conventional tanker business (or *Teekay Tankers*). It is anticipated that Teekay Tankers will initially own a portion of the Company's conventional tanker fleet. It is also expected that Teekay Tankers will grow through the acquisition of conventional tanker assets from third parties and from the Company, which may include the vessels to be acquired by the Company from its acquisition of 50% of OMI Corporation.

The Company expects to file with the U.S. Securities and Exchange Commission a registration statement for the initial public offering of Teekay Tankers during the second half of 2007.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

**19.    Subsequent Events**

(a) During July 2007, the Company sold two Aframax tankers.  One of the vessels operates in the Company's spot tanker segment and the second operates in the Company's fixed-rate tanker segment.  The vessels have been chartered back through bareboat charters for a period of four years. The Company expects to realize a gain of $30.3 million, which will be deferred and amortized over term of the bareboat charters.

(b) In July 2007, the Company's subsidiary, Teekay Offshore Partners L.P. (or *Teekay Offshore*) acquired its interests in two double-hull shuttle tankers, for a total cost of $159 million. Teekay Offshore acquired the 2000-built *Navion Bergen* and the Company's 50% interest in the 2006-built *Navion Gothenburg*, together with their respective 13-year, fixed-rate charters to Petrobras. The purchases were financed with one of Teekay Offshore's Revolvers and the assumption of existing debt.

(c) In July 2007, Teekay Offshore agreed to acquire from the Company one FSO unit, for a total cost of approximately $30 million. The vessel is expected to deliver in the third quarter of 2007, and will operate under a 7-year fixed-rate time-charter contract to Apache Corporation of Australia. If accepted, it is expected the purchase will be financed with one of Teekay Offshore's existing Revolvers and surplus cash balances.

(d) The Company has a 33% interest in a consortium, which has signed a letter of intent to charter four newbuilding 160,400 cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, and Total.  Final award of the charter contract is still subject to certain conditions, which are expected to be met by September 30, 2007.  The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% interests in the consortium, respectively. The Company is obligated to offer its interests in these vessels to its 63.7 percent owned subsidiary, Teekay LNG, prior to the vessels' delivery.

**ITEM 2 -**            **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

**OVERVIEW**

Teekay is a leading provider of international crude oil and petroleum product transportation services. Over the past five years, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the "Marine Midstream" sector. This transformation has included the expansion into the liquefied natural gas shipping sector through our publicly listed subsidiary, Teekay LNG Partners L.P. *(Teekay LNG)*, and further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary, Teekay Offshore Partners L.P. *(Teekay Offshore)*. With a fleet of over 180 vessels, offices in 17 countries and 6,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Our goal is to create the industry's leading asset management company, focused on the Marine Midstream space.

**SIGNIFICANT DEVELOPMENTS IN 2007**

**Acquisition of 50% of OMI Corporation**

On June 8, 2007, Teekay and A/S Dampskibsselskabet TORM (or TORM) acquired, through their jointly owned subsidiary Omaha, Inc., all of the outstanding shares of OMI Corporation (or OMI). Teekay's 50% share of the acquisition price was approximately $0.9 billion, excluding assumed debt of approximately $0.2 billion. Teekay funded its portion of the acquisition with a combination of cash, existing revolving credit facilities and a new $700 million credit facility.

OMI is an international owner and operator of tankers, with a fleet aggregating approximately 3.5 million deadweight tonnes and comprised of 13 Suezmax tankers (seven of which it owns and six of which are chartered-in) and 32 product carriers (of which it owns 28 and charters-in four). In addition, OMI has two product carriers under construction, which will be delivered in 2009.

Teekay and TORM divided most of OMI's assets equally between the two companies with effect from the beginning of August 2007. Teekay acquired seven Suezmax tankers, three Medium Range product tankers and three Handysize product tankers. Teekay also assumed OMI's in-charters of a further six Suezmax tankers and OMI's third party asset management business, the Gemini pool. Teekay and TORM will continue to hold two Medium Range product tankers jointly in OMI, as well as two Handysize product tanker newbuildings scheduled to deliver in 2009. The parties intend to divide these remaining assets equally in due course.

**Angola LNG Project**

We have a 33% interest in a consortium that has recently signed a letter of intent to charter four newbuilding 160,400 cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, and Total. Final award of the charter contract is still subject to certain conditions, which are expected to be met by September 30, 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd. have 34% and 33% interests in the consortium, respectively. In accordance with existing agreements, we are required to offer to Teekay LNG our 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels.

**Anticipated Public Offering by Teekay Tankers**

On April 17, 2007, we announced our intention to create a new publicly-listed entity for our conventional tanker business (or *Teekay Tankers*). It is anticipated that Teekay Tankers will initially own a portion of our conventional tanker fleet. We also expect that Teekay Tankers will grow through the acquisition of conventional tanker assets from third parties and from us, which may include the vessels to be acquired by us from our acquisition of 50% of OMI Corporation. We expect to file with the U.S. Securities and Exchange Commission a registration statement for the initial public offering of Teekay Tankers during the second half of 2007.

**RESULTS OF OPERATIONS**

We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in Item 5. Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2006. In accordance with United States generally accepted accounting principles (or *GAAP*), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or *TCE*) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter contracts and floating production storage and offloading (or FPSO) service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (*i.e.* revenues less voyage expenses) and TCE rates of our four reportable segments where applicable. TCE rates represent net revenues divided by revenue days. Please read Item 1 – Financial Statements: Note 2 – Segment Reporting.

*Offshore Segment*

Our offshore segment includes our shuttle tanker operations, FPSO units, and floating storage and offtake (or *FSO*) units. The offshore segment also has four Aframax shuttle tankers under construction and one FPSO under conversion. Please read Item 1 – Financial Statements: Note 11 – Commitments and Contingencies and Note 19 – Subsequent Events. We use these vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time charter contracts, contracts of affreightment or FPSO service contracts. Historically, the utilization of shuttle tankers and FPSO units in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

The following table compares our offshore segment's operating results for the three and six months ended June 30, 2007 and 2006, and compare its net revenues (which is a non-GAAP financial measure) for three and six months ended June 30, 2007 and 2006 to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our offshore segment:

| (in thousands of U.S. dollars, except calendar ship days and percentages) | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2007 | 2006 | % Change | 2007 | 2006 | % Change |
| Revenues | 236,233 | 133,742 | 76.6 | 485,108 | 283,715 | 71.0 |
| Voyage expenses | 26,064 | 19,113 | 36.4 | 54,790 | 41,816 | 31.0 |
| Net revenues | 210,169 | 114,629 | 83.3 | 430,318 | 241,899 | 77.9 |
| Vessel operating expenses | 74,427 | 22,043 | 237.6 | 137,141 | 45,442 | 201.8 |
| Time-charter hire expense | 39,549 | 40,297 | (1.9) | 80,866 | 86,066 | (6.0) |
| Depreciation and amortization | 35,627 | 20,856 | 70.8 | 81,349 | 42,040 | 93.5 |
| General and administrative [1] | 24,627 | 11,316 | 117.6 | 50,133 | 21,747 | 130.5 |
| Gain on sale of vessels | (11,613) | 1,950 | (695.5) | (11,613) | 1,845 | (729.4) |
| Income from vessel operations | 47,552 | 18,167 | 161.7 | 92,442 | 44,759 | 106.5 |
| | | | | | | |
| Calendar Ship Days | | | | | | |
| Owned Vessels | 3,181 | 2,275 | 39.8 | 6,240 | 4,525 | 37.9 |
| Chartered-in Vessels | 1,143 | 1,198 | (4.6) | 2,307 | 2,548 | (9.5) |
| Total | 4,324 | 3,473 | 24.5 | 8,547 | 7,073 | 20.8 |

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the offshore segment based on estimated use of corporate resources).

The increase in the average fleet size of our offshore segment was primarily the result of:

· the acquisition of Petrojarl, which operates four FPSO units and one shuttle tanker;

· the consolidation of five 50%-owned joint ventures, each of which owns one shuttle tanker, effective December 1, 2006 upon amendments of the applicable operating agreements, which granted us control of these joint ventures (the *Consolidation of Joint Ventures*); and

· the transfer of the *Navion Saga* to the offshore segment in connection with the completion of its conversion to an FSO unit in May 2007;

partially offset by

· a decline in the number of chartered-in shuttle tankers; and

· the sale of one 1981-built shuttle tanker in July 2006 and one 1987-built shuttle tanker in May 2007, (collectively, the *Shuttle Tanker Dispositions*).

*Net Revenues.* Net revenues increased for the three and six months ended June 30, 2007 compared to the same periods in 2006, primarily due to:

· net increases of $72.5 million and $161.8 million, respectively, relating to the Petrojarl acquisition after giving effect to amortization of contract values of $7.0 million and $30.5 million, respectively, as described below;

· increases of $12.0 million and $23.9 million, respectively, due to the Consolidation of Joint Ventures;

· increases of $5.6 million and $2.1 million, respectively, for the three and six months ended June 30, 2007, in revenues due to (a) the redeployment of idle shuttle tankers servicing contracts of affreightment in the conventional spot market at a higher average charter rate than the same periods last year due to a strong conventional market in 2007 and (b) an increase in revenue days during the three months ended June 30, 2007 due to the earlier-than-normal annual seasonal maintenance on certain North Sea oil field facilities in the second quarter of 2006 compared to the same period in 2007, partially offset by fewer revenue days for shuttle tankers servicing contracts of affreightment during the first half of 2007 due to a decline in oil production from mature fields in the North Sea;

- an increase of $4.9 million relating to the transfer of the *Navion Saga* to the FSO fleet during the three months ended June 30, 2007;

- increases of $3.1 million and $6.2 million, respectively, for the three and six months ended June 30, 2007, due to the redeployment of excess capacity of one shuttle tanker servicing contracts of affreightment to a bareboat charter; and

- increase of $2.8 million for the six months ended June 30, 2007, due to the renewal of certain vessels on time charter contracts at higher daily rates during 2006;

partially offset by

- decreases of $1.3 million and $3.4 million, respectively, due to the drydocking of the FSO Unit, the *Dampier Spirit,* during the first half of 2007;

- decreases of $1.2 million and $2.3 million, respectively, relating to the Shuttle Tanker Dispositions.

- decreases of $0.2 million and $2.9 million, respectively, from a decline in the number of chartered-in shuttle tankers;

As part of the acquisition of Petrojarl, we assumed certain FPSO service contracts which have terms that are less favourable than terms that could have been realized in a market transaction at that time. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts, on a weighted basis, based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for the three and six months ended June 30, 2007 was $7.0 million and $30.5 million, respectively. Please read Item 1 – Financial Statements: Note 6 – Goodwill, Intangible Assets and In-Process Revenue Contracts.

*Vessel Operating Expenses.* Vessel operating expenses increased during the three and six months ended June 30, 2007, compared to the same periods in 2006, primarily due to:

- increases of $40.9 million and $76.8 million, respectively, from the Petrojarl acquisition;

- increases of $4.2 million and $8.1 million, respectively, from the Consolidation of Joint Ventures;

- an increase of $1.8 million relating to the transfer of the *Navion Saga* to the offshore segment during the three months ended June 30, 2007; and

- an increase of $1.7 million and $3.0 million, respectively, from an increase in salaries for crew and officers primarily due to general wage escalations and a change in the crew rotation system;

partially offset by

- decreases of $1.1 million and $1.8 million, respectively, relating to the Shuttle Tanker Dispositions.

*Time-Charter Hire Expense.* Time-charter hire expense decreased for the three and six months ended June 30, 2007, compared to the same periods in 2006, primarily due to a net decrease in the number of vessels chartered-in.

*Depreciation and Amortization.* Depreciation and amortization expense increased for the three and six months ended June 30, 2007, compared to the same periods in 2006, primarily due to:

- increases of $9.9 million and $32.0 million, respectively, from the Petrojarl acquisition; and

- increases of $3.7 million and $7.4 million, respectively, from the Consolidation of Joint Ventures; and

- an increase of $2.1 million relating to the transfer of the *Navion Saga* to the offshore segment during the three months ended June 30, 2007;

partially offset by

- decreases of $1.5 million and $3.1 million, respectively, relating to the Shuttle Tanker Dispositions.

Depreciation and amortization expense included amortization of drydocking costs of $2.4 million and $4.7 million, respectively, for the three and six months ended June 30, 2007, compared to $1.3 million and $2.7 million for the same periods in 2006, and includes amortization of intangible assets of $0.8 million and $4.7 million, respectively, for the three and six months ended June 30, 2007, compared to $3.0 million and $6.0 million for the same periods in 2006.

*Fixed-Rate Tanker Segment*

Our fixed-rate tanker segment includes conventional crude oil and product tankers on long-term, fixed-rate time charters. The fixed-rate tanker segment also has two Aframax conventional crude oil tankers under construction, which are scheduled to be delivered in January and April 2008, respectively. Upon their deliveries, the vessels will commence 10-year time charters to a 50%-owned joint venture that provides lightering services primarily in the Gulf of Mexico.

The following table compares our fixed-rate tanker segment's operating results for the three and six months ended June 30, 2007 and 2006, and compare its net revenues (which is a non-GAAP financial measure) for three and six months ended June 30, 2007 and 2006 to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

| (in thousands of U.S. dollars, except calendar ship days and percentages) | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | % Change | 2007 | 2006 | % Change |
| Revenues | 45,787 | 43,852 | 4.4 | 90,376 | 88,290 | 2.4 |
| Voyage expenses | 592 | 508 | 16.5 | 1,152 | 933 | 23.5 |
| Net revenues | 45,195 | 43,344 | 4.3 | 89,224 | 87,357 | 2.1 |
| Vessel operating expenses | 11,822 | 10,411 | 13.6 | 23,512 | 21,355 | 10.1 |
| Time-charter hire expense | 3,981 | 4,165 | (4.4) | 7,818 | 8,317 | (6.0) |
| Depreciation and amortization | 8,260 | 8,162 | 1.2 | 16,728 | 16,311 | 2.6 |
| General and administrative [1] | 4,522 | 4,279 | 5.7 | 8,998 | 8,133 | 10.6 |
| Income from vessel operations | 16,610 | 16,327 | 1.7 | 32,168 | 33,241 | (3.2) |
| | | | | | | |
| Calendar Ship Days | | | | | | |
| Owned Vessels | 1,365 | 1,365 | - | 2,715 | 2,715 | - |
| Chartered-in Vessels | 181 | 180 | 0.5 | 360 | 360 | - |
| Total | 1,546 | 1,545 | 0.1 | 3,075 | 3,075 | - |

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources).

<u>Net Revenues.</u> Net revenues increased for the three and six months ended June 30, 2007, compared to the same periods last year, primarily due to:

- a relative increase of $1.0 million for the three months ended June 30, 2007, relating to revenues earned by two vessels that are employed on time charter contracts that provide for additional revenues to us when spot market rates exceed threshold amounts;

- increases of $0.2 million and $0.8 million, respectively, due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time charter contracts for five Suezmax tankers. (However, under the terms of our capital leases for our tankers subject to these charter rate fluctuations, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense. Therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income); and

- a relative increase of $0.4 million for the six months ended June 30, 2007 because one of our Suezmax tankers was off-hire for 15.8 days for a scheduled drydocking during the corresponding period in 2006.

<u>Vessel Operating Expenses.</u> Vessel operating expenses increased for the three and six months ended June 30, 2007, compared to the same periods last year, primarily due to:

- increases of $1.3 million and $1.6 million, respectively, for the three and six months ended June 30, 2007, relating to higher crew manning, insurance and repair and maintenance costs; and

- increases of $0.3 and $0.8 million, respectively, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year. A majority of our vessel operating expenses on five of our Suezmax tankers are denominated in Euros, which is primarily a function of the nationality of our crew.

<u>Time-Charter Hire Expense.</u> Time-charter hire expense remained substantially unchanged during the three and six months ended June 30, 2007, compared to the same periods in 2006.

<u>Depreciation and Amortization.</u> Depreciation and amortization expense increased for the three and six months ended June 30, 2007, compared to the same periods last year, primarily due to an increase in amortization of drydock expenditures as result of a revision in the estimated timing of the next drydock for one of our vessels.

Depreciation and amortization expense included amortization of drydocking costs of $0.7 million and $1.5 million, respectively, for the three and six months ended June 30, 2007, compared to $0.5 million and $1.1 million for the same periods in 2006.

*Liquefied Gas Segment*

Our liquefied gas segment consists of liquefied natural gas (or *LNG*) and liquefied petroleum gas (or *LPG*) carriers subject to long-term, fixed-rate time charter contracts. We also have six LNG carriers currently under construction which are scheduled for delivery between 2008 and 2009. Please read Item 1 – Financial Statements: Note 11a – Commitments and Contingencies – Vessels Under Construction and Note 11c - Commitments and Contingencies – Joint Ventures. In addition, we have 3 LPG carriers currently under construction which are scheduled for delivery between 2008 and 2009. Upon delivery, these vessels will commence 15-year charters.

The following table compares our liquefied gas segment's operating results for the three and six months ended June 30, 2007 and 2006, and compare its net revenues (which is a non-GAAP financial measure) for three and six months ended June 30, 2007 and 2006 to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied segment:

| (in thousands of U.S. dollars, except calendar ship days and percentages) | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | % Change | 2007 | 2006 | % Change |
| Revenues | 38,496 | 23,777 | 61.9 | 75,973 | 48,735 | 55.9 |
| Voyage expenses | 8 | 401 | (98.0) | 13 | 405 | (96.8) |
| Net revenues | 38,488 | 23,376 | 64.6 | 75,960 | 48,330 | 57.2 |
| Vessel operating expenses | 7,881 | 5,386 | 46.3 | 14,339 | 9,619 | 49.1 |
| Depreciation and amortization | 11,571 | 8,031 | 44.1 | 22,365 | 15,987 | 39.9 |
| General and administrative [(1)] | 5,489 | 3,657 | 50.1 | 10,688 | 7,292 | 46.6 |
| Income from vessel operations | 13,547 | 6,302 | 115.0 | 28,568 | 15,432 | 85.1 |
| | | | | | | |
| Calendar Ship Days | | | | | | |
| Owned Vessels | 728 | 455 | 60.0 | 1,390 | 905 | 53.6 |

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources).

The increase in the average fleet size of our liquefied gas segment was primarily due to the delivery of three new LNG carriers between October 2006 and February 2007 (collectively, the *RasGas II vessels*).

On March 29, 2007, the *Madrid Spirit* sustained damage to its engine boilers when a condenser tube failed resulting in seawater contamination of the boilers. The vessel was offhire for three days during the first quarter of 2007 and 76 days during the second quarter of 2007. As a result, we incurred a reduction to income from vessel operations of $6.1 million in the second quarter of 2007 consisting of $5.3 million from loss of hire and $0.8 million from uninsured repair costs. The *Madrid Spirit* resumed normal operations in early July 2007. We have reviewed the operating history of our other LNG carriers and we believe that the conditions that caused the damage to the condenser tube on the *Madrid Spirit* are not present on the other vessels.

*Net Revenues.* Net revenues increased for the three and six months ended June 30, 2007, compared to the same periods in 2006, primarily due to:

· increases of $16.9 million and $27.9 million, respectively, from the delivery of the RasGas II vessels;

· an increase of $2.2 million due to the *Catalunya Spirit* being off-hire for 33.1 days during the second quarter of 2006 to complete repairs and for a scheduled drydock; and

· increases of $1.3 million and $3.0 million, respectively, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year;

partially offset by

· decreases of $5.3 million and $5.5 million, respectively, due to the *Madrid Spirit* being off-hire, as discussed above.

*Vessel Operating Expenses.* Vessel operating expenses increased for the three and six months ended June 30, 2007, compared to the same periods in 2006, primarily due to:

· increases of $2.3 million and $4.0 million, respectively, from the delivery of the RasGas II vessels;

· an increase of $0.8 million of repair costs for the *Madrid Spirit* incurred during the second quarter of 2007 in excess of estimated insurance recoveries; and

· increases of $0.4 million and $0.8 million, respectively, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew);

partially offset by

- a relative decrease of $1.0 million of repair costs for the *Catalunya Spirit* incurred during the second quarter of 2006 in excess of estimated insurance recoveries.

*Depreciation and Amortization.* Depreciation and amortization increased for the three and six months ended June 30, 2007, compared to the same periods in 2006, primarily due to:

- increases of $3.3 million and $5.8 million, respectively, from the delivery of the RasGas II vessels; and

- increases of $0.3 million and $0.5 million, respectively, relating to the amortization of drydock expenditures incurred during the second half of 2006.

Depreciation and amortization expense in the liquefied gas segment for both the three and six months ended June 30, 2007 and the same periods in 2006 included $2.2 million and $4.4 million, respectively, of amortization of time-charter contracts acquired as part of our acquisition of Teekay Shipping Spain S.L. (formerly Naviera F. Tapias S.A.) in April 2004.

*Spot Tanker Segment*

Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We also have ten Suezmax tankers under construction which are scheduled to be delivered between June 2008 and August 2009. We consider contracts that have an original term of less than three years in duration to be short-term. Substantially all of our conventional Aframax, large product, medium product and small product tankers are among the vessels included in the spot tanker segment. Our spot market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table compares our spot tanker segment's operating results for the three and six months ended June 30, 2007 and 2006, and compare its net revenues (which is a non-GAAP financial measure) for three and six months ended June 30, 2007 and 2006 to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

| (in thousands of U.S. dollars, except calendar ship days and percentages) | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | % Change | 2007 | 2006 | % Change |
| Revenues | 257,366 | 221,216 | 16.3 | 509,441 | 527,843 | (3.5) |
| Voyage expenses | 108,645 | 91,395 | 18.9 | 202,914 | 201,874 | 0.5 |
| Net revenues | 148,721 | 129,821 | 14.6 | 306,527 | 325,969 | (6.0) |
| Vessel operating expenses | 14,721 | 13,863 | 6.2 | 31,300 | 28,511 | 9.8 |
| Time-charter hire expense | 57,717 | 50,241 | 14.9 | 111,064 | 104,744 | 6.0 |
| Depreciation and amortization | 12,637 | 13,108 | (3.6) | 26,916 | 26,303 | 2.3 |
| General and administrative [(1)] | 23,720 | 22,204 | 6.8 | 47,336 | 44,544 | 6.3 |
| Gain on sale of vessels | - | (300) | 100.0 | - | (802) | 100.0 |
| Restructuring charge | - | 2,579 | (100.0) | - | 4,466 | (100.0) |
| Income from vessel operations | 39,926 | 28,126 | 42.0 | 89,911 | 118,203 | (23.9) |
| | | | | | | |
| Calendar Ship Days | | | | | | |
| Owned Vessels | 2,472 | 2,366 | 4.5 | 5,040 | 4,706 | 7.1 |
| Chartered-in Vessels | 2,790 | 2,603 | 7.2 | 5,399 | 5,404 | - |
| Total | 5,262 | 4,969 | 5.9 | 10,439 | 10,110 | 3.3 |

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources).

The average fleet size of our spot tanker fleet (including vessels chartered-in) increased for the three and six months ended June 30, 2007, compared to the same periods last year, primarily due to:

- the delivery of four new large product tankers between November 2006 and May 2007 (collectively, the *Spot Tanker Deliveries*); and

- a net increase of the number of chartered-in vessels, primarily product tankers;

partially offset by

· the transfer of the *Navion Saga* to the offshore segment in connection with the completion of its conversion to an FSO unit in May 2007.

In addition, during April 2007 we sold and leased back two older Aframax tankers. This had the effect of decreasing the number of calendar days for our owned vessels and increasing the number of calendar ship days for our chartered-in vessels.

*Tanker Market and TCE Rates.*

During the second quarter of 2007, crude tanker freight rates experienced a seasonal decline from the previous quarter primarily due to refinery maintenance in key consuming regions (led by Asia), North Sea summer oil field maintenance, and production outages in Nigeria. However, crude oil import volumes into the United States and China rose over the previous quarter and continued to lend support to long-haul tanker demand. Rates for medium-sized product tankers in the Atlantic basin strengthened, mainly as a result of an increase in U.S. product imports.

The trend of tanker sales for offshore and other conversion purposes continued, moderating overall tanker supply growth. As a result, on a net basis, the world tanker fleet grew by 1.4% during the second quarter of 2007.

As of July 13, 2007, the International Energy Agency (*IEA*) forecasted global oil demand growth of 1.5 million barrels per day (*mb/d*) (or 1.8%) for 2007. The majority of the year-on-year growth is expected to occur in the second half of the year, which should lead to an increase in demand for long-haul OPEC oil production in the second half of 2007. For 2008, the IEA's estimate for global oil demand growth is 2.2 mb/d (or 2.5%), which would be the highest growth rate since 2004.

TCE rates for the vessels in our spot tanker segment primarily depend on global oil production and consumption levels, the number of vessels in the worldwide tanker fleet scrapped, the number of newbuildings delivered and charterers' preference for modern tankers. As a result of our exposure to the tanker spot market, any fluctuations in TCE rates affect our revenues and earnings.

The following table outlines the TCE rates earned by the vessels in our spot tanker segment for the three and six months ended June 30, 2007 and 2006 and includes the effect of forward freight agreements (or *FFAs*), which we enter into at times as hedges against a portion of our exposure to spot market rates:

| Vessel Type | Three Months Ended June 30, 2007 | | | Three Months Ended June 30, 2006 | | |
|---|---|---|---|---|---|---|
| | Net Voyage Revenues ($000's) | Revenue Days | TCE per Revenue Day ($) | Net Voyage Revenues ($000's) | Revenue Days | TCE per Revenue Day ($) |
| Suezmax Tankers | 10,155 | 337 | 30,134 | 10,932 | 420 | 26,029 |
| Aframax Tankers | 90,217 | 2,820 | 31,992 | 85,412 | 2,926 | 29,191 |
| Large/Medium Product Tankers | 34,481 | 1,149 | 30,010 | 18,714 | 715 | 26,173 |
| Small Product Tankers | 13,868 | 901 | 15,392 | 14,763 | 908 | 16,259 |
| Totals | 148,721 | 5,207 | 28,562 | 129,821 | 4,969 | 26,126 |

| Vessel Type | Six Months Ended June 30, 2007 | | | Six Months Ended June 30, 2006 | | |
|---|---|---|---|---|---|---|
| | Net Voyage Revenues ($000's) | Revenue Days | TCE per Revenue Day ($) | Net Voyage Revenues ($000's) | Revenue Days | TCE per Revenue Day ($) |
| Suezmax Tankers | 26,936 | 761 | 35,396 | 30,425 | 780 | 39,006 |
| Aframax Tankers | 189,327 | 5,498 | 34,436 | 215,087 | 5,852 | 36,754 |
| Large/Medium Product Tankers | 62,257 | 2,269 | 27,438 | 50,311 | 1,663 | 30,253 |
| Small Product Tankers | 28,007 | 1,797 | 15,585 | 30,146 | 1,804 | 16,711 |
| Totals | 306,527 | 10,325 | 29,688 | 325,969 | 10,099 | 32,277 |

*Net Revenues.* Net revenues increased for the three months ended June 30, 2007, compared to the same period in 2006 and decreased for the six months ended June 30, 2007, compared to the same period in 2006. These changes were primarily due to:

· increases of $10.0 million and $15.8 million, respectively, relating to the Spot Tanker Deliveries; and

· an increase of $11.6 million from the 9.3% increase in our average TCE rate during the three months ended June 30, 2007 compared to the same period in 2006;

partially offset by

· a decrease of $22.2 million from the 8.0% decrease in our average TCE rate during the six months ended June 30, 2007 compared to the same period in 2006;

· a decrease of $6.8 million from the net decrease in the number of chartered-in vessels (excluding the effect of the sale and leaseback of two older Aframax tankers during April 2007) during the six months ended June 30, 2007;

·   decreases of $1.8 million and $3.4 million, respectively, from an increase in the number of days our vessels were off-hire due to regularly scheduled maintenance;

·   a decrease of $1.4 million from the transfer of the *Navion Saga* to the offshore segment in May 2007.

*Vessel Operating Expenses.* Vessel operating expenses increased for the three and six months ended June 30, 2007, compared to the same period in 2006, primarily due to increases of $1.8 million and $3.1 million, respectively, from the Spot Tanker Deliveries.

*Time-Charter Hire Expense.* Time-charter hire expense increased for the three and six months ended June 30, 2007, compared to the same periods in 2006, primarily due:

·   increases of $3.9 million and $4.4 million, respectively, from the net increase in the average TCE rate of our chartered-in Suezmax tankers; and

·   an increase of $2.8 million due to the sale and leaseback of two older Aframax tankers.

*Depreciation and Amortization.* Depreciation and amortization expense decreased for the three months ended June 30, 2007, compared to the same period in 2006 and increased for the six months ended June 30, 2007, compared to the same period in 2006. These changes were primarily due to:

·   increases of $1.5 million and $2.7 million, respectively, from the Spot Tanker Deliveries;

partially offset by

·   a decrease of $1.5 million from the sale and leaseback of two older Aframax tankers during April 2007; and

·   a decrease of $0.7 million from the transfer of the *Navion Saga* to the offshore segment.

Drydock amortization was $1.5 million and $3.2 million for the three and six months ended June 30, 2007, compared to $1.6 million and $3.2 million for the same periods in 2006.

*Restructuring Charges.* We incurred restructuring charges of $2.6 million and $4.5 million, respectively, for the three and six months ended June 30, 2006 relating to the relocation of certain operational functions from our Vancouver, Canada office to locations closer to where our customers are located and to where our ships operate. This relocation project was substantially complete during 2006. We did not incur any restructuring charges in the six months ended June 30, 2007.

### Other Operating Results

The following table compares our other operating results for the three and six months ended June 30, 2007 and 2006.

| (in thousands of U.S. dollars, except percentages) | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2007 | 2006 | % Change | 2007 | 2006 | % Change |
| General and administrative expenses | 58,358 | 41,456 | 40.8 | 117,155 | 81,716 | 43.4 |
| Interest expense | (64,158) | (36,729) | 74.7 | (124,541) | (73,487) | 69.5 |
| Interest income | 23,390 | 13,585 | 72.2 | 39,558 | 25,686 | 54.0 |
| Foreign exchange gain (loss) | 1,214 | (21,804) | (105.6) | (4,674) | (33,268) | (86.0) |
| Minority interest (expense) income | (6,341) | 3,871 | (263.8) | (11,981) | 2,607 | (559.6) |
| Other income (loss) | 6,671 | (7,452) | (189.5) | 13,335 | (11,076) | (220.4) |

*General and Administrative Expenses.* General and administrative expenses increased for the three and six months ended June 30, 2007, compared to the same periods in 2006, primarily due to:

·   increases of $7.5 million and $18.9 million, respectively, from Petrojarl, which we acquired in October 2006;

·   increases of $2.3 million and $6.4 million from an increase in shore-based compensation and other personnel expenses, due to weakening of the USD compared to other major currencies, and increases in headcount and compensation levels;

·   increases of $1.8 million and $3.5 million from an increase in corporate-related expenses, including costs associated with Teekay Offshore becoming a public entity in December 2006 and Sarbanes-Oxley compliance costs;

partially offset by

·   decreases of $0.4 million and $2.5 million, respectively, relating to the costs associated with our long-term incentive program for management (please read Item 1 – Financial Statements: Note 11(d) – Commitments and Contingencies – Long-Term Incentive Program); and

· a relative decrease of $1.5 million during the six months ended June 2007 from severance costs recorded in the six months ended June 30, 2006.

*Interest Expense.* Interest expense increased for the three and six months ended June 30, 2007, compared to the same periods in 2006, primarily due to:

· increases of $12.6 million and $27.8 million, respectively, resulting from interest incurred from financing our acquisition of Petrojarl and interest incurred on debt we assumed from Petrojarl;

· increases of $9.0 million and $17.7 million, respectively, relating to the increase in capital lease obligations and term loans in connection with the delivery of the RasGas II vessels;

· an increase of $5.0 million, relating to the increase in debt using to finance our acquisition of 50% of OMI Corporation; and

· increases of $2.6 million and $4.3 million relating to debt used by the RasGas 3 joint venture to fund shipyard construction installment payments (this increase in interest expense from debt is offset by a corresponding increase in interest income from advances to the joint venture);

partially offset by

· a decrease of $1.1 million during the six months ended June 30, 2007 from the conversion of our 7.25% Premium Equity Participating Security Units into shares of our common stock in February 2006; and

· decreases of $1.8 million and $3.3 million, respectively, from scheduled capital lease repayments on two of our LNG carriers.

*Interest Income.* Interest income increased for the three and six months ended June 30, 2007, compared to the same periods in 2006, primarily due to:

· an increase of $4.4 million resulting from $900 million of interest bearing loans made to Omaha Inc., a 50% joint venture between Teekay and TORM, which was used to acquire 100% of the outstanding shares of OMI Corporation;

· increases of $2.1 million and $5.5 million, respectively, relating to additional restricted cash deposits that will be used to pay for lease payments on the three RasGas II vessels;

· increases of $2.5 million and $4.2 million, respectively, relating to interest-bearing advances made by us to the RasGas 3 joint venture for shipyard construction installment payments; and

· increases of $1.2 million and $2.4 million, respectively, from the interest we earned on cash we assumed from the Petrojarl acquisition;

partially offset by

· decreases of $1.8 million and $3.5 million, respectively, resulting from scheduled capital lease repayments on two of our LNG carriers which were funded from restricted cash deposits.

*Foreign Exchange Gains (Losses).* The changes in our foreign exchange gains (losses) are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.

*Minority Interest (Expense) Income.* Minority interest expense increased for the three and six months ended June 30, 2007, compared to the same periods in 2006, primarily due to the initial public offering of Teekay Offshore in December 2006 and the consolidation of five 50%-owned joint ventures, each of which owns one shuttle tanker, effective December 1, 2006 upon amendments of the operating agreements, which granted us control of these joint ventures.

*Other Income (Loss).* Other income (loss) increased for the three and six months ended June 30, 2007, compared to the same periods in 2006, primarily due to:

· increases of $5.1 million and $10.0 million, respectively, of income tax recoveries from tax restructuring initiatives completed during the fourth quarter of 2006;

· increases of $4.8 million and $6.7 million, respectively, from gains recognized on the sale of marketable securities;

· relative increases of $3.0 million and $6.1 million, respectively, resulting from losses recognized on the expiry of options acquired to have constructed LNG carriers during the three and six months ended June 30, 2006;

*Net Income.* As a result of the foregoing factors, net income was $78.4 million and $154.8 million, respectively, for the three and six months ended June 30, 2007, compared to $20.4 million and $122.1 million for the same periods last year.

**LIQUIDITY AND CAPITAL RESOURCES**

**Liquidity and Cash Needs**

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations and our undrawn credit facilities. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, the scheduled repayments of long-term debt, as well as funding our working capital requirements. As at June 30, 2007, our total cash and cash equivalents was $292.3 million, compared to $343.9 million as at December 31, 2006. Our total liquidity, including cash, undrawn credit facilities, was $1.9 billion as at June 30, 2007, down slightly from $2.2 billion as at December 31, 2006. The decrease in liquidity was mainly the result of expenditures for vessels and equipment, the purchase of 50% of OMI Corporation, loans to joint ventures and payment of dividends, partially offset by cash generated by our operating activities during the six months ended June 30, 2007 and our obtaining a new $700.0 million term loan facility.

Our spot market operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows on a short term basis. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

As at June 30, 2007, we had $772.0 million of scheduled debt repayments coming due within the following twelve months. Included in this amount is $700.0 million from a term loan facility, due May 2008, which was used to partially finance the acquisition of 50% of OMI Corporation. We expect to complete the re-financing of this facility in the second half of 2007. Assuming we complete the re-financing of this facility, we believe that our working capital is sufficient for our present short-term liquidity requirements.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, equity capital from unitholders of our MLPs and cash generated from operations. In addition, we may use sale and leaseback arrangements as a source of long-term liquidity. Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Excluding the two Aframax shuttle tankers ordered in July 2007, pre-arranged debt facilities are in place for all of our remaining capital commitments relating to our portion of newbuildings and conversions. Our pre-arranged debt facilities do not include our undrawn credit facilities. We will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional debt or equity securities or any combination thereof.

As at June 30, 2007, our revolving credit facilities provided for borrowings of up to $2.8 billion, of which $1.4 billion was undrawn. The amount available under these revolving credit facilities decreases by $110.5 million (2007), $226.0 million (2008), $232.9 million (2009), $240.2 million (2010), $425.5 million (2011) and $1,605.3 million (thereafter). Our revolving credit facilities are collateralized by first-priority mortgages granted on 53 of our vessels, together with other related collateral, and are guaranteed by Teekay or our subsidiaries.

Our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have balloon repayments at maturity and are collateralized by first-priority mortgages granted on 28 of our vessels, together with other related collateral, and are generally guaranteed by Teekay or our subsidiaries.

Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants and prepayment privileges, in some cases with penalties. Certain of the loan agreements require that we maintain a minimum level of free cash. As at June 30, 2007, this amount was $100.0 million. Certain of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at June 30, 2007, this amount was $247.9 million. We were in compliance with all loan covenants at June 30, 2007.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds, Euros and Norwegian Kroner.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. With the exception of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read Item 3 – Quantitative and Qualitative Disclosures About Market Risk.

## Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

|  | Six Months Ended | |
| --- | --- | --- |
|  | June 30, 2007<br>($000's) | June 30, 2006<br>($000's) |
| Net operating cash flows | 152,702 | 231,696 |
| Net financing cash flows | 1,054,341 | (333,254) |
| Net investing cash flows | (1,258,625) | 151,802 |

### Operating Cash Flows

The decrease in net operating cash flow mainly reflects a decrease in operating cash flows generated by our spot tanker segment, which was primarily the result of a decrease in the average TCE rate earned in the six months ended June 30, 2007, compared to the same period in 2006, an increase in expenditures for drydockings and a decrease in non-cash working capital.

### Financing Cash Flows

During the six months ended June 30, 2007, our proceeds from long-term debt, net of prepayments, were $1,077.7 million. We used a majority of these funds to finance our acquisition of 50% of OMI Corporation and our expenditures for vessels and equipment. As well, $79.2 million of proceeds from long-term debt were used to complete our funding of the restricted cash deposits that will be used to pay for lease payments on the three RasGas II vessels.

During May 2007, our subsidiary Teekay LNG, issued an additional 2.3 million common units in a public offering for net proceeds of $84.2 million, which it will temporarily use to prepay certain of its revolving credit facilities, prior to it acquiring certain LNG projects from Teekay.

Dividends declared during the six months ended June 30, 2007 were $34.9 million, or $0.4750 per share. We have consistently paid a quarterly dividend since 1995. We increased our quarterly dividend during each of the last four years from $0.125 per share in 2003 to $0.2375 during the second quarter of 2007. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock.

### Investing Cash Flows

During the six months ended June 30, 2007, we:

· acquired 50% of OMI Corporation for a total costs of $896.8 million;

· incurred capital expenditures for vessels and equipment of $356.1 million, primarily for shipyard construction installment payments on our Suezmax tankers, Aframax tankers and shuttle tankers and for costs to convert two of our conventional tankers to shuttle tankers and one conventional tanker to an FPSO unit;

· loaned $144.3 million to the RasGas 3 joint venture for shipyard construction installment payments; and

· received proceeds from the sale of three vessels of $118.9 million.

## Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at June 30, 2007:

| In millions of U.S. Dollars | Total | Balance of 2007 | 2008 and 2009 | 2010 and 2011 | Beyond 2011 |
| --- | --- | --- | --- | --- | --- |
| **U.S. Dollar-Denominated Obligations:** |  |  |  |  |  |
| Long-term debt [(1)] | 3,827.4 | 185.9 | 967.2 | 880.1 | 1,794.2 |
| Chartered-in vessels (operating leases) | 1,116.0 | 225.9 | 522.1 | 222.5 | 145.5 |
| Commitments under capital leases [(2)] | 245.0 | 12.5 | 144.4 | 88.1 | - |
| Commitments under capital leases [(3)] | 1,109.1 | 12.0 | 48.0 | 48.0 | 1,001.1 |
| Newbuilding installments [(4)] | 1,115.2 | 153.4 | 778.2 | 183.6 | - |
| Vessel purchases and conversion [(5)] | 97.7 | 55.8 | 41.9 | - | - |
| Asset retirement obligation | 38.7 | - | - | - | 38.7 |
| **Total U.S. Dollar-denominated obligations** | 7,549.1 | 645.5 | 2,501.8 | 1,422.3 | 2,979.5 |
|  |  |  |  |  |  |
| **Euro-Denominated Obligations:** [(6)] |  |  |  |  |  |
| Long-term debt [(7)] | 417.1 | 5.0 | 22.1 | 227.3 | 162.7 |
| Commitments under capital leases [(2) (8)] | 223.5 | 31.5 | 67.8 | 124.2 | - |
| **Total Euro-denominated obligations** | 640.6 | 36.5 | 89.9 | 351.5 | 162.7 |
|  |  |  |  |  |  |
| **Total** | 8,189.7 | 682.0 | 2,591.7 | 1,773.8 | 3,142.2 |

(1) Excludes expected interest payments of $116.2 million (balance of 2007), $367.6 million (2008 and 2009), $289.5 million (2010 and 2011) and $397.1 million (beyond 2011). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 1.15% at June 30, 2007 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2) Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2008 to 2010. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $38.2 million to $41.1 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing. We are also obligated to purchase one of our LNG carriers upon the termination of the related capital lease on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 – Financial Statements: Note 9 – Capital Leases and Restricted Cash.

(3) Existing restricted cash deposits of $564.7 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements.

(4) Represents remaining construction costs, including the joint venture partner's 30% interest, as applicable, but excluding capitalized interest and miscellaneous construction costs, for two shuttle tankers, two Aframax tankers, ten Suezmax tankers, three LPG carriers and two LNG carriers. Please read Item 1 – Financial Statements: Note 11 – Commitments and Contingencies – Vessels Under Construction.

(5) Represents remaining conversion costs, excluding capitalized interest and miscellaneous conversion costs, for one FPSO unit and the purchase of a 2001-built shuttle tanker. Please read Item 1 – Financial Statements: Note 11 – Commitments and Contingencies – Vessel Purchases and Conversion.

(6) Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2007.

(7) Excludes expected interest payments of $10.5 million (balance of 2007), $40.7 million (2008 and 2009), $32.9 million (2010 and 2011) and $61.1 million (beyond 2011). Expected interest payments are based on EURIBOR plus margins that ranged up to 1.20% at June 30, 2007, as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2007. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(8) Existing restricted cash deposits of $193.0 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

In addition, we have entered into a joint venture agreement with our 60% partner to construct four LNG carriers. As at June 30, 2007, the remaining commitments, excluding capitalized interest and other miscellaneous construction costs, on these vessels totaled $300.1 million, of which our share is $120.0 million. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire our ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier, which is scheduled for the second quarter of 2008. Please read Item 1 – Financial Statements: Note 11 – Commitments and Contingencies – Joint Ventures.

## Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

## CHANGE IN ACCOUNTING POLICY

In July 2006, the Financial Accounting Standards Board (or *FASB*) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (or *FIN 48*). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. FIN 48 is effective for fiscal periods beginning after December 15, 2006. We adopted FIN 48 as of January 1, 2007. As a result of this implementation, we recognized a $1.2 million increase to our current tax liabilities and a $1.2 million decrease to our retained earnings.

**CRITICAL ACCOUNTING ESTIMATES**

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, can be found in Item 5. Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2006.

**FORWARD-LOOKING STATEMENTS**

This Report on Form 6-K for the three months ended June 30, 2007 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

· our future growth prospects;

· tanker market fundamentals, including the balance of supply and demand in the tanker market, spot tanker charter rates, OPEC and non-OPEC oil production;

· expected demand in the offshore oil production sector and the demand for vessels;

· the sufficiency of working capital for short-term liquidity requirements;

· the benefits of our innovative corporate structure;

· the expected re-financing of our $700.0 million term loan facility;

· future capital expenditure commitments and the financing requirements for such commitments;

· delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time charter contracts;

· future cash flow from vessel operations;

· the expected lifespan of our vessels;

· gains on sales of vessels;

· the adequacy of restricted cash deposits to fund capital lease obligations;

· the growth of global oil demand;

· our intention to create a new publicly-listed entity for our conventional tanker business; and

· the losses and expenses associated with damage to the Madrid Spirit on March 29, 2007, and the belief that the conditions that caused the damage to the condenser tube on the Madrid Spirit are not present on the other vessels.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, processing and storage services; changes in demand for LNG; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

**ITEM 3 -**        **QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot market rate risks.  With the exception of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read Item 1 – Financial Statements: Note 14 – Derivative Instruments and Hedging Activities.

**Interest rate risk**

The table below provides information about our financial instruments at June 30, 2007, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

**Expected Maturity Date**

| | Balance of 2007 | 2008 | 2009 | 2010 | 2011 | Thereafter | Total | Fair Value Asset / (Liability) | Rate [1] |
|---|---|---|---|---|---|---|---|---|---|
| | | | (in millions of U.S. dollars, except percentages) | | | | | | |
| **Long-Term Debt:** | | | | | | | | | |
| Variable Rate ($U.S.) [2] | 164.5 | 772.3 | 104.8 | 138.9 | 389.4 | 1,421.3 | 2,991.1 | (2,991.1) | 6.0% |
| Variable Rate (Euro) [3] [4] | 5.0 | 10.7 | 11.4 | 12.3 | 215.0 | 162.7 | 417.1 | (417.1) | 5.1% |
| | | | | | | | | | |
| Fixed-Rate Debt ($U.S.) | 21.4 | 45.2 | 44.9 | 45.3 | 306.6 | 373.0 | 836.3 | (817.5) | 6.3% |
| Average Interest Rate | 5.0% | 5.0% | 5.1% | 5.1% | 8.2% | 5.2% | 6.3% | | |
| **Capital Lease Obligations**[5] [6] | | | | | | | | | |
| Fixed-Rate ($U.S.) [7] | 4.4 | 125.6 | 3.8 | 84.0 | | | 217.8 | (217.8) | 7.4% |
| Average Interest Rate [8] | 7.5% | 8.8% | 5.4% | 5.5% | | | 7.4% | | |
| **Interest Rate Swaps:** | | | | | | | | | |
| Contract Amount ($U.S.) [6] [9] [10] | 300.6 | 80.8 | 624.1 | 205.1 | 56.1 | 2,358.6 | 3,625.2 | 102.4 | 5.1% |
| Average Fixed Pay Rate [2] | 5.4% | 5.1% | 4.7% | 5.1% | 5.2% | 5.1% | 5.1% | | |
| Contract Amount (Euro) [4] [9] | 5.1 | 10.6 | 11.4 | 12.3 | 215.0 | 162.7 | 417.1 | 35.8 | 3.8% |
| Average Fixed Pay Rate [3] | 3.8% | 3.8% | 3.8% | 3.8% | 3.8% | 3.8% | 3.8% | | |

_____

(1) Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of June 30, 2007 ranged from 0.30% to 1.20%.

(2) Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3) Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4) Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2007.

(5) Excludes capital lease obligations (present value of minimum lease payments) of 139.0 million Euros ($188.4 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at June 30, 2007, this amount was 142.5 million Euros ($193.0 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6) Under the terms of the capital leases for the three RasGas II LNG carriers (see Item 1 – Financial Statements: Note 9 – Capital Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. The deposits, which as at June 30, 2007 totaled $564.7 million, and the lease obligations, which as at June 30, 2007 totaled $468.6 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at June 30, 2007, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG carrier capital lease obligations and restricted cash deposits were $525.0 million and $484.0 million, $46.5 million and ($57.2) million, and 4.9% and 4.8%, respectively.

(7)  The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.  (See Item 1 – Financial Statements: Note 8 – Capital Leases and Restricted Cash.)

(8)  The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)  The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(10)  Includes interest rate swaps of $365.0 million, $151.0 million, $333.5 million and $200.0 million that have commencement dates of balance of 2007, 2008, 2009, and 2010, respectively.

**Commodity Price Risk**

From time to time we use bunker fuel swap contracts as a hedge to protect against the change in the cost of forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. As at June 30, 2007, we were committed to contracts totaling 27,238 metric tonnes with a weighted-average price of $286.0 per tonne.  As at June 30, 2007 these contracts had a fair value of $1.7 million. The fuel swap contracts expire between July and December 2007.

**Spot Market Rate Risk**

We use forward freight agreements as a hedge to protect against changes in spot market rates earned by some of our vessels in our spot market segment. Forward freight agreements involve contracts to provide a fixed number of theoretical voyages at fixed-rates. As at June 30, 2007, we were committed to forward freight agreements totaling 1.2 million metric tonnes with a notional principal amount of $18.6 million, which expire between July 2007 and December 2008 and had a fair value of ($0.7) million.

Commencing 2007, we have used FFAs in non-hedge related transactions to increase or decrease our exposure to spot market rates, within strictly defined limits. Historically, we have used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decreases this exposure. We believe that we can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at June 30, 2007, we were committed to non-hedge related FFAs totalling 4.5 million metric tonnes with a notional principal amount of $32.1 million, which expire between July 2007 and December 2008 and had a fair value of $0.3 million.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2007
PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

    None

Item 1A – Risk Factors

    In addition to the other information set forth in this Quarterly Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, "Item 3. Key Information" in our Annual Report on Form 20-F for the year ended December 31, 2006, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2006 Annual Report on Form 20-F.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

    None

Item 3 – Defaults Upon Senior Securities

    None

Item 4 – Submission of Matters to a Vote of Security Holders

The Company's 2007 Annual Meeting of Shareholders was held on May 29, 2007. The following persons were elected directors for a term of three years by the votes set forth opposite their names:

| Terms Expiring in 2010 | Votes For | Votes Against or Withheld | Shares Which Abstained | Broker Non-Votes |
|---|---|---|---|---|
| Peter S. Janson | 71,013,020 | 100,091 | N/A | N/A |
| Eileen A. Mercier | 71,017,686 | 95,425 | N/A | N/A |
| Tore I. Sandvold | 71,013,020 | 100,091 | N/A | N/A |

The terms of Directors Dr. Ian D. Blackburne, James R. Clark, C. Sean Day, Thomas Kuo-Yuen Hsu, Axel Karlshoej and Bjorn Moller continued after the meeting.

Shareholders also ratified the selection of Ernst & Young LLP, Chartered Accountants, as independent auditors of the Company for the fiscal year ending December 31, 2007, as set forth below:

| | Votes For | Votes against or Withheld | Shares Which Abstained | Broker Non-Votes |
|---|---|---|---|---|
| Ernst & Young LLP | 71,061,246 | 49,976 | 1,889 | - |

Shareholders also approved the Company's amended and restated Articles of Incorporation, as set forth below:

| | Votes For | Votes against or Withheld | Shares Which Abstained | Broker Non-Votes |
|---|---|---|---|---|
| Articles of Incorporation | 71,015,573 | 87,986 | 9,552 | - |

Item 5 – Other Information

    None

Item 6 – Exhibits

    None

**THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.**

- **REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;**
- **REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;**
- **REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND**
- **REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004**

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date:     August 21, 2007

By: /s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 15.1

## ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Teekay Corporation

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Corporation (or *Teekay*), in the Registration Statement (Form S-8 No. 333-119564) pertaining to the 2003 Equity Incentive Plan and the Amended 1995 Stock Option Plan of Teekay, in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related Prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan, of our report dated July 30, 2007, relating to the unaudited consolidated interim financial statements of Teekay and its subsidiaries that is included in its interim report (Form 6-K) for the three months ended June 30, 2007.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statements prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

| | |
|---|---|
| Vancouver, Canada, | /s/ Ernst & Young LLP |
| August 21, 2007 | Chartered Accountants |